2023

ANNUAL REPORT



Explore

Examine

Excel

AI XPLR™

The Hackett Group®

World Class Defined and Enabled

We are encouraged by the enthusiastic response to AI XPLR™. The platform's reception underscores our commitment to defining and enabling Digital World Class® performance innovation and delivering tangible value to our clients. As demand for Gen AI technologies continues to increase, our AI XPLR should emerge as a valuable platform for organizations seeking to thrive in the AI era.



Ted A. Fernandez
Chairman & CEO
The Hackett Group, Inc.

CORPORATE HEADQUARTERS

The Hackett Group, Inc.
1001 Brickell Bay Drive
30th Floor
Miami, Florida 33131
United States
TEL: +1 305 375 8005
FAX: +1 786 772 2048

www.thehackettgroup.com

ANNUAL MEETING

The Hackett Group shareholders are invited to attend our Annual Meeting on Thursday, May 2, 2024 at 11:00 am at The Hackett Group's Corporate Headquarters, 1001 Brickell Bay Drive, 30th Floor, Miami, Florida 33131.

Dear Shareholders,

Fiscal 2023 will be remembered by our ability to maintain our strong operating discipline while making significant strategic investments to grow our Executive Advisory and Market Intelligence offerings and to launch AI XPLR™, our Gen AI assessment and solutions platform. The growth of our Executive Advisory offerings allows us to add high margin recurring revenue relationships which also result in significant downstream opportunities for our business transformation and technology consulting groups. Our new AI XPLR platform creates an entirely new way for us to strategically help clients address the rapidly emerging Gen AI marketplace. It also allows us to reposition our highly recognized IP and trusted strategic advisor and consulting permission to become strategic architects of our clients' Gen AI journeys.

Our annual results were driven by the performance of our Oracle Solutions segment, which was up strongly, driven by the momentum we experienced since the second quarter of 2023. A new important development is the notable increase in demand that we are experiencing in our historically strong Enterprise Performance Management offerings.

Our SAP Solutions segment continued its solid performance but was down slightly on a year-over-year basis as the sales investments we made during the year did not start to generate revenues until the end of the year. However, these investments should benefit fiscal 2024.

The performance of our Global SBT segment was solid when compared to last year. Although the segment was impacted by market conditions throughout the year, we also saw a marked increase in the interest in Gen AI. More importantly, prior to year-end we were able to launch our beta version of our Gen AI solutions platform. In mid-January, we formally announced the launch of AI XPLR which has led to a significant number of new client meetings and received very favorable feedback. The client interaction has enabled us to showcase the unique solutioning capability of our AI XPLR platform which leverages AI to correlate task automation opportunities in business process flows to quickly identify potential AI solutions. This allows our clients to prioritize targeted improvements based on their individual strategies rather than defaulting to pre-defined use cases to create their Gen AI roadmap. We also leverage our rapidly growing Use Case Library to further support planned AI initiatives. Our Gen AI roadmaps also provide clients with benefit case analyses using our highly recognized benchmark database. We believe our approach provides a comprehensive path from discovery to a quantifiable and actionable AI roadmap. It also broadly mobilizes and educates an organization rather than limiting a very strategic initiative to a few dedicated individuals.

During the year we continued to aggressively invest in growing our IP based Executive Advisory and Market Intelligence programs. We have enhanced the product architecture and pricing of our existing programs resulting in a more powerful combination of highly focused IP and access to expert practitioners emphasizing our advisor expertise and applied knowledge research. Our Executive Advisory programs are now delivered through our new member platform, Hackett Connect™, which fully launched in October of 2023. This new state of the art platform allows all our existing and new members to avail themselves to our experts, research, benchmarking metrics, and best practices IP. By the second quarter of 2024, these programs should also benefit from the AI XPLR content which our members can use to educate and mobilize their organization and leverage on a self-directed basis. We expect the investments made and foundational work completed in 2023 to lead to increasing growth in these programs in 2024.

On the balance sheet side, in the short term you can expect us to use our strong cash flow from operations to continue the pay-down of the outstanding balance of our credit facility. Longer term, we plan to use our balance sheet and our credit facility to fund acquisitions and to buy back stock while continuing to invest in our business.

As we look forward, let me share our thoughts on the near- and long-term demand environment and the growth opportunity it offers our organization. Although demand for digital transformation remains strong, it continues to be impacted by extended decision making as organizations assess competing priorities created by high interest rates and the demand disruption which it is intended to affect. Digital innovation in enterprise cloud applications, analytics and AI workflow automation are dramatically influencing the way businesses compete and deliver their services. So, what's new? It's the rapidly emerging demand for Gen AI. Its boundless potential will result in an entirely new level of Digital World Class® performance standards, forcing all software and services providers to extend the value of their existing offerings. We believe this will result in unprecedented innovation which all organizations will have to consider.

On the talent side, competition for experienced executives continues. Overall, we saw turnover continue to moderate and remain low throughout the year, and we expect that trend to continue. Longer term, we have transitioned to a hybrid sales and delivery model which provides us with effective access to our clients and their respective teams. This hybrid model provides our associates with greater personal flexibility to perform their defined responsibilities remotely, which is valuable to them. This enables us to continue to attract and retain talent.

Strategically, we have accelerated our focus on our recurring, high-margin, IP-related services by increasing the development of new programs, and sales and marketing resources dedicated to these areas. We will also continue our investment on our new Hackett Connect™ member platform.

But what is new is the accelerated focus and investment we are making in our Gen AI capabilities. We are utilizing our AI XPLR™ platform as the vehicle to integrate the Gen AI impact across all our offerings. We have also hired critical data and technology architecture resources to further support our efforts. This should enable us to become critical architects, advisors, and consultants to our clients' Gen AI initiatives. Our ability to measure and assess the impact of Gen AI by utilizing our AI assisted platform, our growing Use Case Library along with our market intelligence about the respective Gen AI solution providers is a powerful way to help guide our clients through the unlimited opportunities that they will have to consider. We see this as an opportunity for our organization to provide an objective business perspective to what has primarily been a technology innovation story.

We continue to see strong downstream revenue from our benchmarking and Executive Advisory clients, and our business transformation and cloud application consulting services. This "halo effect" has been approximately 40% over the last several years. We believe this will only expand with our AI XPLR offering. Organizations that rely on our assessment, solutioning and research related IP are also more likely to utilize our advisory and consulting services.

We continued to publish our Market Intelligence reports, with the most recent reports focused on finance and accounting outsourcing (FAO), several dimensions of EPM and customer-to-cash (C2C) receivables creation. Our unique insight is our ability to measure "value realization" and provide implementation insights that accelerate clients' business performance. We will soon publish our research reports on Gen AI and key solution providers which are valuable content for our AI XPLR and our Executive Advisory programs.

We are exploring strategic partnerships that will enable us to sell our IP through new channels and allow us to reach beyond our current Global 1000 focus in an efficient manner.

We continue to redefine our global benchmarking leadership through enhancements in Quantum Leap® (QL), our digital benchmarking software-as-a-service solution. Along with our Digital Transformation Platform (DTP), these platforms allow us to deliver more information with significantly less client effort. They enable clients to leverage our IP to create compelling benefit case assessments, accelerate process flow and software configuration decisions, and track the value realization of transformation initiatives over the life of their respective efforts. We believe the integration of these platforms with AI XPLR significantly enhances the value of our IP and fully aligns our perspective on new Digital World Class® performance standards that will be achievable through emerging Gen AI technology and related use cases.

We have a 20-minute demo on the Investor Relations page of our website. Investors can utilize this demo to become more familiar with the capabilities of our QL and DTP platforms. We are also adding videos that preview our Hackett Connect and Hackett AI XPLR platforms.

Lastly, although that we are confident that we have the client base and the offerings to grow our business, we continue to look for acquisitions and alliances that strategically leverage our IP, and add scope, scale, or capability that can accelerate our growth.

As always, thank you to our associates for their tireless efforts and their contributions to our performance. I also want to extend my gratitude to our clients and shareholders for their loyalty and continued support. It is incredibly valuable to our organization and highly appreciated.



Ted A. Fernandez
Chairman & CEO
The Hackett Group, Inc.



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE FISCAL YEAR ENDED December 29, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE TRANSITION PERIOD FROM   TO

COMMISSION FILE NUMBER 333-48123

The Hackett Group, Inc.
(Exact name of registrant as specified in its charter)

FLORIDA	**65-0750100**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
1001 Brickell Bay Drive, Suite 3000	
Miami, Florida	**33131**
(Address of principal executive offices)	**(Zip Code)**

(305) 375-8005
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $.001 per share	HCKT	NASDAQ Stock Market

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☒
Non-accelerated Filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of the common stock held by non-affiliates of the registrant was $437,819,579 on June 30, 2023 based on the last reported sale price of the registrant's common stock on the NASDAQ Global Market.

The number of shares of the registrant's common stock outstanding on February 26, 2024 was 27,597,191.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this Annual Report on Form 10-K incorporates by reference certain portions of the registrant's proxy statement for its 2023 Annual Meeting of Shareholders to be filed with the Commission not later than 120 days after the end of the fiscal year covered by this report.

THE HACKETT GROUP, INC.
TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K and the information incorporated by reference in it include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We intend the forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in these sections. All statements regarding our expected financial position and operating results, our business strategy, our financing plans and forecasted demographic and economic trends relating to our industry are forward-looking statements. These statements can sometimes be identified by our use of forward-looking words such as "may," "will," "anticipate," "estimate," "expect," or "intend" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from the results, performance or achievements expressed or implied by the forward-looking statements. We cannot promise you that our expectations reflected in such forward-looking statements will turn out to be correct. Factors that could impact such forward-looking statements include, among others, changes in worldwide and U.S. economic conditions that impact business confidence and the demand for our products and services, our ability to effectively integrate acquisitions into our operations, our ability to retain existing business, our ability to attract additional business, our ability to effectively market and sell our product offerings and other services, the timing of projects and the potential for contract cancellation by our customers, changes in expectations regarding the business consulting and information technology industries, our ability to attract and retain skilled employees, possible changes in collections of accounts receivable due to the bankruptcy or financial difficulties of our customers, risks of competition, price and margin trends, foreign currency fluctuations, the impact of the geopolitical conflict involving Russia and Ukraine and in the Middle East on our business and changes in general economic conditions, interest rates and our ability to obtain additional debt financing if needed. An additional description of our risk factors is described in Part I – Item 1A. "Risk Factors". We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

PART I

ITEM 1. BUSINESS

GENERAL

In this Annual Report on Form 10-K, unless the context otherwise requires, "The Hackett Group," "Hackett," the "Company," "we," "us," and "our" refer to The Hackett Group, Inc. and its subsidiaries and predecessors. We were originally incorporated on April 23, 1997.

Hackett (NASDAQ: HCKT) is a global IP-based executive advisory, strategic consulting and digital transformation firm. The Hackett Group provides dedicated expertise in Generative Artificial Intelligence ("Gen AI") strategy, operations, finance, human capital management, strategic sourcing, procurement, and information technology, including its highly recognized Oracle, SAP, OneStream and Coupa implementation offerings.

The firm recently launched our AI XPLR offering which helps define an organizations' Gen AI enablement opportunities. Using AI XPLR, our artificial intelligence ("AI") assessment platform, our experienced professionals guide organizations to harness the power of Gen AI to digitally transform their operations and seek to achieve quantifiable, breakthrough results, allowing us to be key architects of our clients' Gen AI journey.

The Hackett Group has completed over 26,600 benchmarking and performance studies with major organizations. These studies are executed utilizing our Quantum Leap platform which drives our Digital Transformation Platform ("DTP" or "Hackett DTP"). This includes the firm's benchmarking metrics, best practices repository, and best practice configuration and process flow accelerators, which enables our clients and partners to achieve digital world-class performance.

Our expertise is grounded in best practices insights from benchmarking the world's leading businesses – including 97% of the Dow Jones Industrials, 89% of the Fortune 100, 70% of the DAX 40 and 55% of the FTSE 100, which are delivered through our Hackett Connect, Quantum Leap® and DTP platforms.

The rapid development and move to cloud applications and infrastructure along with improving analytics, mobile functionality and enhanced user experience is dramatically influencing the way businesses compete and deliver their services. This is redefining entire industries at an accelerated pace, forcing organizations to fundamentally change and adopt new capabilities in order to remain competitive. Traditional sequential and linear-based business models are changing to fully networked and dynamic automated workflows and events with enhanced analytics. The recent introduction of foundational models, such as Chat GPT, leverage fully integrated benefits of machine learning, deep learning neural networks further supported by natural language processing and other technologies supporting audio, video, text and motion technologies are now expected to redefine Digital World Class® performance standards.

This environment is very attractive to our sector since we believe our clients will increasingly require organizational and technology market intelligence and implementation insight on how to leverage emerging technologies to help them digitize their businesses which requires organizational changes and significant investment to achieve operational breakthrough performance to remain competitive.

We have repositioned all of our offerings to the emerging digital transformation opportunities and we recently launched our AI XPLR offering and are rapidly integrating our benchmarking and best practices IP, as well as, our vast and rapidly increasing AI Use Case Repository. These capabilities will allow us to quickly become key architects of our clients' Gen AI journey. We see this as an opportunity for our organization to provide an objective business perspective to what has primarily been a technology innovation story.

The following are the keys to our strategy:

- Launched AI XPLR - Our recently launched AI assessment platform allows us to measure and assess the impact of Gen AI technologies. We use our best practice process flows, benchmark database and use case repository to guide our detailed quantifiable assessment of the potential business benefits of Gen AI technologies, as well as an organization's readiness requirements. Further we use our vendor market intelligence research to assist with the key selection considerations of Gen AI solution providers. This detailed business and technology perspective is a powerful way to help guide our clients through the significant opportunities and critical considerations that they will have to evaluate and understand. We believe that this comprehensive perspective fully supported by our IP and our AI XPLR platform enables us to become valuable architects, advisors and consultants of our clients' Gen AI journeys. We are also utilizing the AI XPLR platform as the vehicle to integrate the Gen AI impact and all Hackett IP across all of our offerings.

- Launched Quantum Leap® ("QL") – Our next generation benchmarking and continuous improvement software as a service solution. This market leading benchmark solution allows us to improve the client experience by delivering twice the insight and reducing the client effort by half, thus redefining our benchmarking leadership. It covers over 100 enterprise process areas, across 20 industry groups on an end-to-end, functional or individual process basis.

- Launched the Hackett DTP – We have digitized our IP and changed the way we share and deliver our IP with our clients across our benchmarking, executive advisory, IPaaS, market intelligence, business transformation and cloud enterprise application solutions. The Hackett DTP accelerates the speed to value realization by helping organizations achieve their performance targets through a combination of benchmark metrics, best practices and software configuration and process flow accelerators delivered in a fully automated platform.

- Hackett Connect – launched in October of 2023, is our Executive Advisory and Market Intelligence membership platform which allows our clients to avail themselves of our expert advisors, syndicated research, benchmarking and best practices IP. It also automates access to our inquiry support, webcasts, briefings and events.

- Expanded our IPaaS – leveraging our QL and DTP platforms we are attracting new alliance partners that can leverage our unique enterprise performance benchmarking and best practices solutioning IP to help them differentiate and sell their software or services solutions. This is a critical component of our desire to emphasize the growth of high margin annualized recurring revenues.

- Expanded Executive Research Advisory and Market Intelligence Programs - We expanded our IPaas programs and added dedicated sales expertise in an effort to grow high margin annualized recurring revenues. These relationships are also currently responsible for over 40% of Hackett's business transformation and technology consulting revenue.

- Expanded Cloud Capabilities - We expanded our Oracle Cloud applications addressable market from Enterprise Performance Management ("EPM") to include Enterprise Resource Planning ("ERP") and the entire Oracle Cloud application suite. We have also expanded our alliance partners to include Coupa and Ariba in Procurement, as well as OneStream in EPM and Corporate Performance Management ("CPM"). In regard to SAP, we were an early provider of S4 HANA which allowed us to quickly transition our implementation skills and benefit from the SAP migration to the Cloud.

- Expanded Smart Automation Capabilities – We expanded our ability to help clients assess and implement the rapidly emerging Workflow Automation, Process Mining and related smart automation technologies.

- Launched the Hackett Institute and acquired the joint venture interest of our Certified Global Business Services ("CGBS") Program – we moved our training content to a state-of-the-art learning management platform.

We expect AI XPLR and the rapidly emerging Gen AI services, to be one of the key drivers for our growth along with the growing leverage of our "wedge" or IP centric recurring revenue Executive Advisory and IPaaS offerings.

Our QL, DTP, and Hackett Connect platforms resulted in a new way to share and leverage our IP across our offerings. This required us to digitize our intellectual capital and the way we share it with our clients across our benchmarking, executive research advisory, business transformation and Cloud Enterprise application implementation solutions. Our ability to fully digitize our IP and align proven technology and organizational solutions to help clients drive transformational change allows us to highly differentiate our offerings. It also allows us to engage and support clients more efficiently, remotely, and where appropriate, continuously.

Hackett uses its proprietary benchmarking enterprise performance metrics and best practices repository intellectual capital to help clients accelerate the value realization from technology investments. Our benchmark offerings allow our clients to empirically quantify their performance improvement opportunity at an actionable level. It also provides us visibility into how leading global companies deploy technology or organizational strategies to optimize their performance. This insight results in a proprietary Best Practices Repository, as well as, best practice software configurations, process flows and organizational strategies. Utilizing the benchmarking metrics and repository of best practices, combined with the global strategy and implementation insight of our transformation and technology associates, Hackett has also created a series of organizational and technology accelerators that allow our clients to effect proven sustainable performance improvements. These offerings are supported by our QL, DTP and Hackett Connect platforms.

Our Hackett DTP leverages our inventory of Hackett-Certified best practices, observed through benchmark and other business transformation engagements, which correlate best practices with superior performance levels. We utilize Capability Maturity Models to better understand our clients' capabilities and organizational maturity so that we can determine the level of performance that they can realistically pursue. In addition, we utilize Hackett's intellectual capital in the form of best practice process flows and software configuration guides to integrate Hackett's empirically proven best practices directly into business processes and workflows that are enabled by enterprise software applications. The repository of best practice processes and software configuration guides now reside in the new releases of our DTP. This allows us to utilize our IP on client engagements to ensure that best practices are identified and implemented, whenever possible. This coordinated approach addresses people, processes, information, and technology, all within the framework of our Hackett-Certified best practices.

Because our solutions are based on Hackett-Certified best practices, we believe that clients gain significant advantages. Clients can have confidence that their solutions are based on strategies from the world's leading companies. More importantly, Hackett's solutions deliver enhanced efficiency, improved effectiveness, reduced implementation risk and accelerated and optimized value realization.

Leveraging our AI XPLR, QL, Hackett DTP and Hackett Connect platforms, our engagements often begin with an assessment of a client's performance, which is normally gained through benchmarking key processes and comparing the results to world-class levels and industry standards captured in the Hackett performance metrics database. We then help clients prioritize and select the appropriate best practices to implement through a coordinated workflow automation and organizational design improvement strategy. Without a coordinated strategy that addresses the seven key business components which include organization and governance, process design, process sourcing, service placement, information, enabling technology, skills and talent, we believe companies risk losing a significant portion of business case benefits with their investments. We have designed detailed best practice process flows based on Hackett's deep knowledge of world-class business performance. This enables clients to streamline and automate key processes and generate performance improvements quickly and efficiently at both the functional and enterprise levels.

Similarly, we integrate Hackett-Certified, proven and emerging best practices directly into technology solutions. We believe it is imperative that companies simplify and automate workflows and processes to meet best practice standards before new technology implementations and upgrades are completed. The automation of inefficient processes only serves to continue to drive up costs, cycle times and error rates. We have completed detailed fit-gap analyses in most functional areas of major business application packages including Oracle, SAP and other leading enterprise applications to determine their ability to support best practices. Application-specific tools, implementation guides and process flows allow us to optimize the configuration of enterprise software applications. Hackett DTP enables the foundation for improved performance.

We believe the combination of market intelligence, optimized processes and workflows, best practice-based business applications and enhanced business analytics environments allows our clients to achieve and sustain significant business performance improvement. The specific client circumstances normally dictate how they engage us. Our goal is to be responsive to client needs, and to establish a continuous and trusted relationship. We have developed a series of offerings that allow us to efficiently help our clients without regard to where they are in their respective performance improvement lifecycle.

COMPETITION

The strategic executive advisory, business transformation and technology consulting marketplace continues to be extremely competitive. The marketplace will remain competitive as companies continue to look for ways to improve their organizational effectiveness. Our competitors include leading research advisories, international accounting firms; international, national and regional strategic consulting and systems implementation firms; and the IT services divisions of application software firms. Mergers and acquisitions throughout our industry have resulted in higher levels of competition. We believe that the principal competitive factors in the industries in which we compete include: skills and capabilities of people, innovative services and product offerings, perceived ability to add value, reputation and client references, price, scope of services, service delivery approaches, technical and industry expertise, quality of services and solutions, ability to deliver results on a timely basis, availability of appropriate resources, and global reach and scale. We acknowledge that many of our competitors are larger, however, we believe very few, if any, of our competitors have proprietary intellectual capital similar to the benchmarking-based performance metrics QL delivers and the insight within the Hackett DTP that supports our Transformational Benchmark, Best Practices Advisory and Business Transformation and Technology offerings.

Despite our size relative to our competitor group, we believe our competitive position is distinct. With Hackett's best practice intellectual capital and our AI XPLR, QL and DTP platforms, we believe we can empirically and digitally assist our clients. Our ability to apply best practices and benchmarking metrics to client operations via proven techniques is at the core of our competitive standing.

Similarly, we believe that Hackett is the definitive source for best practice performance metrics and strategies. Hackett has conducted over 26,600 benchmark and performance studies over 30 years at over 9,100 clients, generating proprietary data sets spanning multiple performance metrics and correlating best practices with superior performance. The combination of Hackett benchmark data, along with deep expertise and knowledge in evaluating, designing and implementing business transformation strategies leveraging our proprietary Best Practices Repository and other accelerators within DTP, delivers a powerful and distinct value proposition to our clients.

Our culture of client collaboration leverages the power of our cross-functional and service line teams to increase revenue and strengthen relationships. We believe that this culture, along with terrific talent and with our intellectual capital-centric approach, gives us a distinct competitive advantage.

STRATEGY

Our efforts in the last few years to fully digitize our IP and go-to-market through our QL and DTP platforms, now expanded by our AI XPLR and Hackett Connect platforms, are critical to our success.

Correspondingly, we remain focused on executing the following strategies:

- *Expanding our IP and brand market permission to our offerings.* We believe that our long-term growth prospects depend on our ability to extend our unique objective and actionable value realization market permission to help our clients and strategic partners leverage our IP and proprietary platforms to define and enable our clients to achieve digital world class performance. Our new platforms AI XPLR and Hackett Connect Connect allow us to deliver objective and actionable insight in new and emerging areas, such as Gen AI, and expertise in a new efficient and powerful way.

- *Continue to position and grow Hackett as an IP-centric strategic advisory organization.* We believe that the Hackett brand is widely recognized for its benchmarking metrics and best practice strategies. By building a series of highly complementary market intelligence and implementation offerings that allow our clients access to our IP, which is based on our performance metrics, best practice process and technology value realization insight, we are able to build trusted strategic relationships with our clients. Depending upon where our clients are in their assessment or implementation of performance improvement initiatives, we provide them with a combination of actionable offerings that support their efforts.

We believe that clients that leverage our IP are more likely to allow us to serve them more broadly. IP-based services enhance our opportunities to serve clients remotely, continuously and more profitably. Our goal is to expand and accelerate the growth of our IPaaS, executive advisory and market intelligence offerings to establish strategic relationships with our clients directly or through strategic alliances and syndicated channels and to further use that entry point to introduce our business transformation and technology consulting capabilities.

The launch of QL, DTP, Hackett Connect and now AI XPLR should expand and attract new clients and alliance partners that can leverage our unique expertise, benchmarking and best practices, software configuration and process flow IP to help them differentiate and sell their software or services solutions.

If our clients need access to our IP and advisors to help them either assess or execute transformation initiatives on their own, they can avail themselves of our Executive Advisory and Market Intelligence Programs or our new IPaaS offerings. The key is for our clients to know that we can support them strategically by leveraging our unique IP and insights so that we are able to build a strategic relationship which is appropriate for them. We also believe that our clients that value our IP will turn to us for other services when the need arises, allowing us over time to ascribe a larger amount of our total revenue to our existing client base, which will also improve the predictability of our results. We continue to explore ways to leverage our IP through new external strategic partners and channels.

- *Introduce New IP-as-a-Service Offerings.* We are now seeing new opportunities through new strategic alliances and channels to use our IP, research and brand to help others sell and deliver their offerings. Our recently launched AI XPLR platform is an excellent example of this strategy. We have signed several multi-year relationships and continue to pursue and launch pilots with major software and services providers.

- *Continue to expand our QL/DTP Content and Technology*. DTP incorporates Hackett's intellectual capital into our implementation tools and techniques. For our clients, the end results are tangible cost, performance gains and improved returns on their organizational and technology investments. Many clients attribute their decision to employ us to our IP and accelerators. Our objective is to help our clients make smarter business process and software configuration decisions as a result of our methods and knowledge. We are continuously updating our content and tools through benchmarking, enterprise transformation and research activities. Additional updates are also driven by new software releases that drive innovation in business process automation. We continue to invest in the digitization and integration of our various metrics, best practices and best practice acceleration tools into our QL and DTP platforms.

- *Recruit and develop talent.* As we continue to grow and realize the potential of our business model, it is important to attract, retain, develop and motivate associates. We continue to invest in associate development programs that are specifically targeted to improve our go-to-market and delivery execution.

- *Leverage our offshore capabilities.* Leveraging an offshore resource capability to support the delivery of our offerings has been a key strategy for our organization. Our facilities in Hyderabad, India and Montevideo, Uruguay allow us to increase operational efficiencies and build targeted key capabilities that can appropriately support the delivery of our offerings and internal functional teams. We continue to see our offshore capabilities increase as a percentage of our total delivery resources. This increase has resulted in improved margins and competitiveness.

- *Seek out strategic acquisitions.* We will continue to pursue strategic acquisitions that strengthen our ability to compete and expand our IP. We believe that our unique Hackett access and our QL/DTP approach, coupled with our strong balance sheet and infrastructure, can be utilized to support a larger organization. We plan to pursue acquisitions that are accretive or have strong growth prospects, and most importantly, have strong synergies with our best practice intellectual capital leverage and focus.

OUR OFFERINGS

We offer a comprehensive range of services, including IPaaS, executive advisory and market intelligence programs, benchmarking, business transformation and technology consulting services. With strategic and functional knowledge in finance, human resources, information technology, procurement, supply chain management, corporate services, customer service, and sales and marketing, our expertise extends across the enterprise. We have completed successful engagements in a variety of industries, including automotive, consumer goods, financial services, technology, life sciences, manufacturing, media and entertainment, retail, telecommunications, transportation and utilities.

GLOBAL STRATEGY & BUSINESS TRANSFORMATION SEGMENT ("GLOBAL S&BT" SEGMENT)

- **Executive Advisory, IPaaS and Market Intelligence Programs, including Gen AI**

Our Executive Advisory, IPaaS and Market Intelligence programs provide on-demand access to world-class performance metrics, peer-learning opportunities and best practice implementation advice including the rapidly emerging Gen AI use cases and related content from our AI XPLR platform. The scope of Hackett's Advisory programs is defined by business function (Executive Advisory), end-to-end process coverage (Process Advisory) and Software and Services Intelligence (Market Intelligence). Our programs include a mix of the following deliverables:

- *Hackett Connect:* Online, searchable repository of best practices, performance metrics, conference presentations and associated research available to Executive Advisory, IPaaS and Market Intelligence Program Executives and their respective teams.

- *Best Practice Accelerators:* Dedicated web-based access to best practices, customized software configuration tools, best practice process flows used to support the sale, configuration and organizational implementation and post implementation support efforts of partner software.

- *Advisor Inquiry*: Hackett's inquiry services are used by clients for quick access to fact-based advice on proven approaches and methods to increase the efficiency and effectiveness of selling, general and administrative, finance, human resources, information technology, procurement, enterprise performance management and shared services processes.

- *Best Practice Research:* Empirically based research and insight derived from our Hackett benchmark, performance and transformation studies. Our research provides detailed insights into the most significant proven approaches in use at world-class organizations that yield superior business results.

- *Peer Interaction:* Regular member-led webcasts, annual Best Practice Conferences, annual Member Forums, membership performance surveys and client-submitted content provide ongoing peer learning and networking opportunities.

- *Introduction of New Gen AI Content and Vendor IP- centric Offerings*: We are continuing to seek new opportunities through strategic alliances and channels to use our IP to help others sell and deliver their products, such as our IPaaS offerings and Hackett Institute programs. We continue to look for other potential programs through which to introduce new IP-centric offerings through our platforms and expand the power and reach of our brand. AI XPLR is an excellent example of this strategy.

- **Benchmarking Services**

Our benchmarking group has measured and evaluated the efficiency and effectiveness of enterprise functions for over 9,100 organizations globally. This includes 97% of the Dow Jones Industrials, 89% of the Fortune 100, 70% of the DAX 40 and 55% of the FTSE 100. Ongoing studies are conducted in a wide range of areas, including selling, general and administrative, finance, human resources, information technology, procurement, enterprise performance management and shared services. Hackett has identified approximately 2,050 best practices for over 550 processes in these key functional areas and uses proprietary performance measurement tools and data collection processes that enable companies to complete the performance measurement cycle and identify and quantify improvement opportunities in as little as four weeks. Benchmarks are used by our clients to objectively establish priorities, generate organizational consensus, align compensation to establish performance goals and develop the required business case for business and technology investments.

- **Business Transformation Group**

Our Business Transformation group helps our clients develop a coordinated digital transformation strategy that allows our clients to achieve meaningful performance improvements across the enterprise. Our experienced teams utilize the Hackett performance measurement data to link performance gains to industry best practices. Our strategic capabilities include operational assessments, process and organization design, change management and the effective application of technology. We combine best practices knowledge with business expertise and broad technology capabilities, which we believe enables our programs to optimize return on client investments in people, process, technology and information. This group will lead our AI XPLR efforts with a clear objective of establishing our capability of becoming key architects of our clients' Gen AI journey. We also maintain our award winning procurement (Coupa and Ariba) functionally led groups and our OneStream CPM teams within this group.

ORACLE SOLUTIONS SEGMENT

Our Oracle Solutions Segment helps clients choose and deploy Oracle applications that best meet their needs and objectives. In 2017, we acquired Oracle ERP and Cloud implementation capabilities. This allowed us to greatly increase the size of our Oracle addressable market and strongly positioned us to be a strategic provider of Oracle's rapidly growing cloud software and services market. The software market is rapidly moving to cloud-based software, which led us to aggressively transition our Oracle Solutions segment from being primarily focused on the implementation of Oracle EPM on-premise software to the entire Oracle Cloud Enterprise Suite. We believe the actions we took to expand our Oracle Cloud capabilities from EPM on-premise to the entire Oracle Cloud ERP Suite have strongly positioned us to take advantage of this secular cloud migration growth opportunity. Another significant investment we made was to digitize all of our IP and to build our proprietary Hackett DTP. By specifically building one of our first versions around the Oracle Cloud application functionality, we believe we can quickly demonstrate how to optimize the configuration of Oracle Cloud applications to drive to its fully intended transformative outcome. We believe these moves align our Oracle Solutions segment with the Oracle go-to-market strategy and will also allow us to use our unique best-practice implementation IP to demonstrate the value of Oracle Cloud apps for the Oracle sales channel. These improvements cover many aspects of service delivery, including process improvement, technology deployment, organizational alignment, information and data definition and skills and competency alignment. Solutions typically reside in three primary areas: Core Financial Close and Consolidation, Integrated Business Planning, and Reporting / Advanced Analytics. Solution innovations have taken the group into areas such as big data, cloud technology data management and governance, and industry-specific analytic templates. This will now extend to Oracle imbedded Gen AI solutions.

SAP SOLUTIONS SEGMENT

Our SAP Solutions segment helps clients choose and deploy S4 HANA Cloud applications that best meet their needs and objectives. Our expertise is focused on SAP ERP, with primary focus on Life Sciences and Consumer Goods. The group offers comprehensive services from planning, architecture, and vendor evaluation and selection through implementation, customization, testing and integration. Comprehensive fit-gap analyses of all major packages against Hackett Best Practices, inclusive of imbedded Gen AI solutions, are utilized by our SAP Solutions teams. Our tools and templates help integrate best practices into business and analytical applications. The group also offers post-implementation support, change management, exception management, process transparency, system documentation and end-user training, all of which are designed to enhance return on investment. We also provide off-shore application development and Application Maintenance and Support ("AMS") services. These services include post-implementation support for select business application and infrastructure platforms. Our SAP Solutions group also includes a division responsible for the sale of the SAP suite of applications.

CLIENTS

We focus on developing long-term client relationships with Global 2000 firms and other sophisticated buyers of business and IT consulting services. During 2023, our ten most significant clients accounted for 23% of total revenue and during 2022 and 2021, our ten most significant clients accounted for 24% and 22% of total revenue, respectively. In addition, during 2023, 2022 and 2021, our largest client generated 6%, 7% and 4% of total revenue, respectively. We have achieved a high level of satisfaction across our client base. We receive surveys from a significant number of our engagements which are utilized in a rigorous process to improve our delivery execution, sales processes, methodologies and training.

BUSINESS DEVELOPMENT AND MARKETING

Our extensive client base and relationships with Global 2000 firms remain our most significant sources of new business. Our revenue generation strategy is formulated to ensure that we are addressing multiple facets of business development. Our primary goal is to continue to increase awareness of our brand which we have created around our Hackett empirical knowledge capital in the extended enterprise that we now serve. We have a regional sales and market development effort in both North America and Europe, so we can better coordinate the sales and marketing messages from our various offerings. Our compensation programs for our associates reflect an emphasis on optimizing our total revenue relationship with our clients. In our technology groups, we have continued to utilize our Hackett intellectual capital as a way to differentiate the relationships we have with the software providers and with our clients. The categories below define our business development resources.

BUSINESS DEVELOPMENT RESOURCES

Although virtually all of our advisors and consultants are expected to contribute to new revenue opportunities, our primary internal business development resources are comprised of the following:

- **The Leadership Team, Principals and Senior Directors** are comprised of our senior leaders who have a combination of executive, regional and anchor account responsibilities. In addition to their management responsibilities, this group of associates is responsible for growing the business by fostering executive-level relationships within accounts and leveraging their existing contacts in the marketplace.

- **The Sales Organization** is comprised of associates who are 100% dedicated to generating sales. They are deployed geographically in key markets, primarily focused on developing new relationships and they are aligned to our core group areas within their target accounts. They also handle opportunities in their geographic territories as they arise. We are currently making incremental investments in dedicated sales resources for our Benchmarking, IPaaS, Executive Advisory and Market Intelligence offerings.

- **The Business Development Associates** are comprised of trained groups of telemarketing specialists who are conversant with their respective solution areas. Lead generation is coordinated with our marketing and sales groups to ensure that our inbound and outbound efforts are synchronized with targeted marketing and sales programs.

- **The Delivery Organization** is comprised of our billable associates. We encourage associates to pursue additional business development opportunities through their normal course of delivering existing projects thereby helping us expand our business within existing accounts.

In addition to our business development resources, we have a corporate marketing and communications organization responsible for overseeing our marketing programs, public relations and employee communications activities.

We have organized our market focus into the following categories:

- **Strategic Accounts** are comprised of large prospects and existing relationships which we believe will have a significant revenue opportunity within the next 18 months. Strategic account criteria include the size of the company, industry affiliation, propensity to buy external consulting services and contacts within the account. The sales representative working closely with regional leadership is primarily responsible for identifying business opportunities in the account, acting as the single point of coordination for the client, and performing the general duties of account manager.

- **Regional Accounts** are accounts within a specified geographic location. These accounts mostly include large prospects, past clients, existing medium-sized clients and mid-tier market accounts and are handled primarily on an opportunistic basis, except for active clients where delivery teams are focused on driving additional revenue.

- **Strategic Alliance Accounts** are accounts that allow us to partner with organizations of greater scale or different skill sets or with software developers enabling all parties to jointly market their products and services to prospective clients.

HUMAN CAPITAL MANAGEMENT

We believe that our culture fosters intellectual creativity, collaboration and innovation. We believe in building relationships with both our associates and clients. We believe the best solutions come from teams of diverse individuals addressing problems collectively and from multiple dimensions, including the business, technological and human dimensions. We believe that the most effective working environment is one where everyone is encouraged to contribute and is rewarded for that contribution. Our core values are the strongest expression of our working style and represent what we stand for. These core values are:

- Continuous development of our associates, our unique content business model and our knowledge base;

- Diversity of backgrounds, skills and experiences;

- Knowledge capture, contribution and utilization; and

- Collaboration with one another, our partners and our clients

Our human resources staff includes seasoned professionals in North America, Europe, India and South America who support our groups by, among other things, administering our benefit programs, facilitating the hiring process and coordinating training activities. Our human resources staff also includes dedicated individuals who recruit consultants with both business and technology expertise. Our recruiting team supports our hiring process by focusing on the highest demand solution areas of our business to ensure an adequate pipeline of new associates. We also have an employee referral program, which rewards existing employees who source new hires.

As of December 29, 2023, we had 1,350 associates, excluding subcontractors, 82% of whom were billable professionals. We do not have any associates that are subject to collective bargaining arrangements, however, in France, our associates enjoy the benefit of certain government regulations based on industry classification. We have entered into nondisclosure and non-solicitation agreements with virtually all of our personnel. We also engage consultants as independent contractors pursuant to written agreements that contain non-disclosure and non-solicitation provisions.

COMMUNITY INVOLVEMENT

One important way we put our values into action is through our commitment to the communities where we work. We do so by encouraging and supporting our associate's communities and personal volunteer and service programs and social gatherings.

INTELLECTUAL PROPERTY

World Class Defined and Enabled, Quantum Leap, Digital Excelleration, Intellectual Property-As-A-Service, Digital World Class, Hackett Certified and Book of Numbers are registered trademarks of Hackett's and we own registrations for certain of our other trademarks in the United States and abroad that we use in our business and believe are important to protect. We believe that the protection of these marks is an important part of our strategy of increasing the brand recognition we have built around our empirical knowledge capital and the growing number of services we provide.

AVAILABLE INFORMATION

We make our public filings with the Securities and Exchange Commission ("SEC"), including our Form 10-K, Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all exhibits and amendments to these reports, available free of charge at our website www.thehackettgroup.com as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Any material that we file with the SEC or at www.sec.gov.

Also available on our website, free of charge, are copies of our Code of Conduct and Ethics, Corporate Governance Guidelines, and the charters for the Audit Committee, Compensation Committee and Nominating and Governance Committee of our Board of Directors. We intend to disclose any amendment to, or waiver from, a provision of our Code of Conduct and Ethics and Corporate Governance Guidelines applicable to our senior financial officers, including our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Corporate Controller on our website within four business days following the date of the amendment or waiver.

ITEM 1A. RISK FACTORS

Our business is subject to risks. The following important factors could cause actual results to differ materially from those contained in forward-looking statements made in this Annual Report on Form 10-K or our other publicly filed documents.

Business, Market and Strategy Risks

Our results of operations could be negatively affected by global and regional economic conditions.

Global and regional economic conditions may affect our clients' businesses and the markets they serve. A substantial or prolonged economic downturn, weak or uncertain economic conditions or similar factors could adversely affect our clients' financial condition which may reduce our clients' demand for our services, force price reductions, cause project cancellations, or delay consulting services for which they have engaged us. For example, the geopolitical disruption resulting from the conflicts between Russian and Ukraine and in the Middle East has created uncertainty in the global economy and could result in a reduction in spending on our services In addition, if we are unable to successfully anticipate the changing economic conditions, we may be unable to effectively plan for and respond to those changes, and our business could be negatively affected.

Our results of operations have been adversely affected and could in the future be materially impacted by macroeconomic conditions on our business.

The level of revenue we achieve is based on our ability to deliver market leading services and solutions and to deploy skilled teams of professionals quickly. Our results of operations are affected by economic conditions, including macroeconomic conditions and levels of business confidence. Any prolonged economic downturn as a result of weak or uncertain economic conditions or similar factors could adversely affect our clients' financial condition which may further reduce the clients' demand for our services. These include:

- general economic and business conditions;
- interest rate and inflation rate trends and fluctuations;
- overall demand for services; and
- currency exchange rate fluctuations.

Our results of operations have been adversely affected and could in the future be materially adversely impacted by pandemics.

Our clients, and therefore our business and revenues, are sensitive to negative changes in general economic conditions and business confidence arising from pandemics.

The extent to which a pandemic could impact our business, operations and financial results will depend on numerous evolving factors that we may not be able to accurately predict, including: the duration, severity and scope of the pandemic; governmental, business and individuals' actions that are taken in response to a pandemic; the impact of the pandemic on economic activity and actions taken in response; the effect on our clients and client demand for our services and solutions; the ability of our clients to pay for our services and solutions; and any closures of our clients' offices and facilities. Clients may also slow down decision making, delay planned work or seek to terminate existing agreements. Any of these events could cause or contribute to the risks and uncertainties enumerated in "Item 1A. Risk Factors" and elsewhere in this Annual Report and could materially adversely affect our business, financial condition, results of operations and/or stock price.

Our quarterly operating results may vary.

Our financial results may fluctuate from quarter to quarter in any given year and should not be used to predict future performance. In future quarters, our operating results may not meet analysts' and investors' expectations. If that happens, the price of our common stock may fall. Many factors can cause fluctuations in our financial results, including:

- number, size, timing and scope of client engagements;

- customer concentration;

- long and unpredictable sales cycles;

- contract terms of client engagements;

- degrees of completion of client engagements;

- client engagement delays or cancellations;

- competition for and utilization of employees;

- how well we estimate the resources and effort we need to complete client engagements;

- the integration of acquired businesses;

- pricing changes in the industry;

- foreign currency changes;

- foreign laws and regulatory requirements;

- natural disasters, pandemics and other catastrophic events;

- economic conditions specific to business and information technology consulting; and

- global economic conditions.

A high percentage of our operating expenses, particularly personnel and rent, are fixed in advance of any particular quarter. As a result, if we experience unanticipated changes in client engagements or in consultant utilization rates, we could experience large variations in quarterly operating results and losses in any particular quarter. Due to these factors, we believe our quarter-to-quarter operating results should not be used to predict future performance.

If we are unable to maintain our reputation and expand our brand name recognition, we may have difficulty attracting new business and retaining current clients and employees.

We believe that establishing and maintaining a good reputation and name recognition are critical for attracting and retaining clients and employees in our industry. We also believe that the importance of reputation and name recognition will continue to increase due to the number of providers of business consulting and IT services. If our reputation is damaged or if potential clients are not familiar with us or with the solutions we provide, we may be unable to attract new, or retain existing, clients and employees. Promotion and enhancement of our name will depend largely on our success in continuing to provide effective solutions. If clients do not perceive our solutions to be effective or of high quality, our brand name and reputation will suffer. In addition, if solutions we provide have defects, critical business functions of our clients may fail, and we could suffer adverse publicity as well as economic liability.

We depend heavily on a limited number of clients.

We have derived, and believe that we will continue to derive, a significant portion of our revenue from a limited number of clients for which we perform large projects. In 2023, our ten largest clients accounted for 23% of our aggregate revenue. In addition, revenue from a large client may constitute a significant portion of our total revenue in any particular quarter. Our customer contracts generally can be cancelled for convenience by the customer upon 30 days' notice. The loss of any of our large clients for any reason, including as a result of the acquisition of that client by another entity, our failure to meet that client's expectations, the client's decision to reduce spending on projects, or failure to collect amounts owed to us from our client could have a material adverse effect on our business, financial condition and results of operations.

Our markets are highly competitive.

We may not be able to compete effectively with current or future competitors. The business consulting and IT services markets are highly competitive. We expect competition to further intensify as these markets continue to evolve. Some of our competitors have longer operating histories, larger client bases, longer relationships with their clients, greater brand or name recognition and significantly greater financial, technical and marketing resources than we do. As a result, our competitors may be in a stronger position to respond more quickly to new or emerging technologies, such as artificial intelligence, and changes in client requirements and to devote greater resources than we can to the development, promotion and sale of their services. Competitors could lower their prices, potentially forcing us to lower our prices and suffer reduced operating margins. We face competition from international accounting firms; international, national and regional strategic consulting and systems implementation firms; and the IT services divisions of application software firms.

In addition, there are relatively low barriers for entry into the business consulting and IT services market. We do not own any patented technology that would stop competitors from entering this market and providing services similar to ours. As a result, the emergence of new competitors may pose a threat to our business. Existing or future competitors may develop and offer services that are superior to, or have greater market acceptance, than ours, which could significantly decrease our revenue and the value of your investment.

We could lose money on our contracts.

As part of our strategy, from time to time, we enter into capped or fixed-price contracts, in addition to contracts based on payment for time and materials. Because of the complexity of many of our client engagements, accurately estimating the cost, scope and duration of a particular engagement can be a difficult task. We maintain an Office of Risk Management ("ORM") that evaluates and attempts to mitigate delivery risk associated with complex projects. In connection with their review, ORM analyzes the critical estimates associated with these projects. If we fail to make these estimates accurately, we could be forced to devote additional resources to these engagements for which we will not receive additional compensation. To the extent that an expenditure of additional resources is required on an engagement, this could reduce the profitability of, or result in a loss on, the engagement. We may be unsuccessful in negotiating with clients regarding changes to the cost, scope or duration of specific engagements. To the extent we do not sufficiently communicate to our clients, or our clients fail to adequately appreciate the nature and extent of any of these types of changes to an engagement, our reputation may be harmed, and we may suffer losses on an engagement.

Lack of detailed written contracts could impair our ability to recognize revenue for services performed, collect fees, protect our IP and protect ourselves from liability to others.

We protect ourselves by entering into detailed written contracts with our clients covering the terms and contingencies of the client engagement. In some cases, however, consistent with what we believe to be industry practice, work is performed for clients on the basis of a limited statement of work or verbal agreement before a detailed written contract can be finalized. To the extent that we fail to have detailed written contracts in place, our ability to collect fees, protect our IP and protect ourselves from liability to others may be impaired.

We may lose large clients or may not be able to secure targeted follow-on work or achieve expected client retention rates.

Our client engagements are generally short-term arrangements, and most clients can reduce or cancel their contracts for our services with a 30 days' notice and without penalty. As a result, if we lose a major client or large client engagement, our revenue will be adversely affected. We perform varying amounts of work for specific clients from year to year. A major client in one year may not use our services in another year. In addition, we may derive revenue from a major client that constitutes a large portion of total revenue for particular quarters. If we lose any major clients or any of our clients cancel programs or significantly reduce the scope of a large engagement, our business, financial condition, and results of operations could be materially and adversely affected. Also, if we fail to collect a large accounts receivable balance, we could be subjected to significant financial exposure. Consequently, you should not predict or anticipate our future revenue based upon the number of clients we currently have or the number and size of our existing client engagements.

We also derive a portion of our revenue from annual memberships for our Executive Advisory Programs. Our growth prospects therefore depend on our ability to achieve and sustain renewal rates on programs and to successfully launch new programs. Failure to achieve expected renewal rate levels or to successfully launch new programs and services could have an adverse effect on our operating results.

The market price of our common stock may fluctuate widely.

The market price of our common stock could fluctuate substantially due to:

- future announcements concerning us or our competitors;

- quarterly fluctuations in operating results;

- announcements of acquisitions or technological innovations;

- changes in earnings estimates or recommendations by analysts; or

- current market volatility.

In addition, the stock prices of many business and technology services companies fluctuate widely for reasons which may be unrelated to operating results. Fluctuation in the market price of our common stock may impact our ability to finance our operations and retain personnel.

Operational Risks

We have risks associated with potential acquisitions or investments.

Since our inception, we have expanded through acquisitions. In the future, we plan to pursue additional acquisitions as opportunities arise. We may not be able to successfully integrate businesses which we may acquire in the future without substantial expense, delays or other operational or financial problems. We may not be able to identify, acquire or profitably manage additional businesses. Also, acquisitions may involve a number of risks, including:

- diversion of management's attention;

- failure to retain key personnel;

- failure to retain existing clients;

- unanticipated events or circumstances;

- unknown claims or liabilities;

- amortization of certain acquired intangible assets; and

- operating in new or unfamiliar geographies.

Client dissatisfaction or performance problems at a single acquired business could have a material adverse impact on our reputation as a whole. Further, we cannot assure you that our future acquired businesses will generate anticipated revenue or earnings.

Difficulties in integrating businesses we acquire in the future may demand time and attention from our senior management.

Integrating businesses that we acquire in the future may involve unanticipated delays, costs and/or other operational and financial problems. In integrating acquired businesses, we may not achieve expected economies of scale or profitability or realize sufficient revenue to justify our investment. If we encounter unexpected problems as we try to integrate an acquired firm into our business, our management may be required to expend time and attention to address the problems, which would divert their time and attention from other aspects of our business.

We may not be able to hire, train, motivate, retain and manage professional staff.

To succeed, we must hire, train, motivate, retain and manage highly skilled employees. Competition for skilled employees who can perform the services we offer is intense. We might not be able to hire enough skilled employees or train, motivate, retain and manage the employees we hire. This could hinder our ability to complete existing client engagements and bid for new ones. Hiring, training, motivating, retaining and managing employees with the skills we need is time-consuming and expensive.

We rely on information technology and security systems and any damage, interruption or compromise of our information technology and security systems or data could disrupt and harm our business.

We use information technology and security systems to process, transmit, and store electronic information in connection with the operation of our business. We also use such systems to protect proprietary and confidential information, including that of our customers, suppliers and employees. We face risks associated with cybersecurity incidents and other significant disruptions of such systems, including denial of service or other similar attacks, to our facilities or systems; unauthorized access to or acquisition of personal information, confidential information or other data we process or maintain; or viruses, loggers, or other malfeasant code, including ransomware, in our data or software. These cybersecurity incidents or other significant disruptions could be caused by persons inside our organization, persons outside our organization with authorized access to systems inside our organization, or by individuals outside our organization. The risk of a cybersecurity incident or disruption, particularly through cyber-attack or cyber-intrusion, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. Although the cybersecurity incidents that we have experienced to date, as well as those reported to us by our third-party partners, have not had a material effect on our business, financial condition or results of operations, such incidents could have a material adverse effect on us in the future.

We also rely on a number of third-party service providers to host, store or otherwise process information for us, or to provide other facilities or infrastructure that we make use of, including "cloud-based" providers of corporate infrastructure services relating to, among other things, human resources, communication services, financial functions, as well as proprietary digital technology platforms, and we are therefore dependent on the security systems of these providers. These third-party entities are subject to similar risks as it relates to cybersecurity, business interruption, and systems. Employee failures and a cybersecurity incident or other significant disruption affecting such third parties could have a material adverse effect on our business.

Because the techniques used to obtain unauthorized access to or sabotage security systems change frequently and are often not recognized until after an attack, we and our third-party service providers may be unable to anticipate the techniques or implement adequate preventative measures, thereby exposing us to material adverse effects on our business, financial condition, results of operations and growth prospects. In order to address risks to our information systems, we continue to make investments in personnel, technologies and training. Data protection laws and regulations around the world often require "reasonable," "appropriate" or "adequate" technical and organizational security measures, and the interpretation and application of those laws and regulations are often uncertain and evolving; there can be no assurance that our security measures will be deemed adequate, appropriate or reasonable by a regulator or court. Moreover, even security measures that are deemed appropriate, reasonable, and/or in accordance with applicable legal requirements may not be able to protect the information we maintain. A cybersecurity incident or other significant disruption impacting us or our third-party service providers could require a substantial level of financial resources to rectify and otherwise respond to, may be difficult to identify or address in a timely manner, and may divert management's attention and require the expenditure of significant time and resources. Such cybersecurity incidents or other significant disruptions could result in claims, increased regulatory scrutiny, or investigations, and may cause us to incur substantial fines, penalties, or other liability and related legal and other costs. Any actual or perceived cybersecurity incident or significant disruption may also interfere with our ability to comply with financial reporting requirements and harm our reputation and market position, especially given that we handle sensitive customer information. Any of the foregoing matters could harm our operating results and financial condition.

While we have purchased cybersecurity insurance, there are no assurances that the coverage would be adequate in relation to any incurred losses. Moreover, as cyber-attacks increase in frequency and magnitude, we may be unable to obtain cybersecurity insurance in amounts and on terms we view as adequate for our operations.

A breach of our information technology and security systems could materially adversely affect our business.

We use information technology and security systems to protect proprietary and confidential information, including that of our customers, suppliers and employees. Denial of service or other attacks on, or accidental or willful security breaches or other unauthorized access to our facilities or information systems, unauthorized access to or acquisition of personal information, confidential information or other data we process or maintain, or viruses, loggers, or other malfeasant code, including ransomware, in our data or software, could compromise this information and otherwise disrupt our operations. The consequences of such loss, possible misuse of our proprietary and confidential information, or operational disruptions could include, among other things, unfavorable publicity, damage to our reputation, difficulty marketing our products, customer allegations of breach-of-contract, claims and litigation by affected parties, investigations by and other proceedings involving governmental authorities and possible financial liabilities for damages, any of which could materially adversely affect our business, financial condition, reputation and relationships with customers and partners. We also rely on a number of third-party service providers to host, store or otherwise process information for us, or to provide other facilities or infrastructure that we make use of, including "cloud-based" providers of corporate infrastructure services relating to, among other things, human resources, electronic communication services and some financial functions, and we are therefore dependent on the security systems of these providers. Any security breaches or incidents or other unauthorized access to, or disruptions of, our service-providers' systems or viruses, loggers, ransomware or other malfeasant code in their data or software, or unauthorized access to or acquisition of any data they process or otherwise maintain for us could expose us to information loss, corruption and unavailability, operational disruptions, and misappropriation of confidential information, and could have similar consequences to us as any incidents affecting our own systems or the data we process or maintain. We and our third parties face these threats from a variety of sources, including attacks from hackers, phishing and other forms of social engineering, and human error or employee or contractor malfeasance. Because the techniques used to obtain unauthorized access to or sabotage security systems change frequently and are often not recognized until after an attack, we and our third-party service providers may be unable to anticipate the techniques or implement adequate preventative measures, thereby exposing us to material adverse effects on our business, financial condition, results of operations and growth prospects. A security breach or other security incident impacting us or our third-party service providers could require a substantial level of financial resources to rectify and otherwise respond to, may be difficult to identify or address in a timely manner, and could result in claims, investigations, and inquires by private parties or governmental entities that may divert management's attention and require the expenditure of significant time and resources, and which may cause us to incur substantial fines, penalties, or other liability and related legal and other costs. Any actual or perceived security breach or other security incident may also harm our reputation and market position. Any of the foregoing matters could harm our operating results and financial condition.

Global Operational Risks

We earn revenue, incur costs and maintain cash balances in multiple currencies, and currency fluctuations could adversely affect our financial results.

We have international operations, where we earn revenue and incur costs in various foreign currencies, primarily the British Pound, and the Euro. Doing business in these foreign currencies exposes us to foreign currency risks in numerous areas, including revenue, purchases, payroll and investments. Certain foreign currency exposures are naturally offset within an international business unit, because revenue and costs are denominated in the same foreign currency, and certain cash balances are held in U.S. Dollar denominated accounts. Fluctuations in foreign currency exchange rates could materially impact our results.

Our cash position includes amounts denominated in foreign currencies. We manage our worldwide cash requirements considering available funds from our subsidiaries and the cost effectiveness with which these funds can be accessed. The repatriation of cash balances from certain of our subsidiaries outside the U.S. could have adverse tax consequences and be limited by foreign currency exchange controls. However, those balances are generally available in the local jurisdiction without legal restrictions to fund ordinary business operations. Any fluctuations in foreign currency exchange rates could materially impact the availability and amount of these funds available for transfer.

Legal, Regulatory and Compliance Risks

Our corporate governance provisions may deter a financially attractive takeover attempt.

Provisions of our charter and by-laws may discourage, delay or prevent a merger or acquisition which shareholders may consider favorable, including transactions in which shareholders would receive a premium for their shares. These provisions include the following:

- shareholders must comply with advance notice requirements before raising a matter at a meeting of shareholders or nominating a director for election;

- our Board of Directors is staggered into three classes and the members may be removed only for cause upon the affirmative vote of holders of at least two-thirds of the shares entitled to vote;

- we would not be required to hold a special meeting to consider a takeover proposal unless holders of more than a majority of the shares entitled to vote on the matter were to submit a written demand or demands for us to do so; and

- our Board of Directors may, without obtaining shareholder approval, classify and issue up to 1,250,000 shares of preferred stock with powers, preferences, designations and rights that may make it more difficult for a third party to acquire us.

If we are unable to protect our IP rights or infringe on the IP rights of third parties, our business may be harmed.

We rely upon a combination of nondisclosure and other contractual arrangements and trade secrets, copyright and trademark laws to protect our proprietary rights and the proprietary rights of third parties from whom we license IP. Although we enter into confidentiality agreements with our employees and limit distribution of proprietary information, there can be no assurance that the steps we have taken in this regard will be adequate to deter misappropriation of our IP, or that we will be able to detect unauthorized use and take appropriate steps to enforce our IP rights.

Although we believe that our services do not infringe on the IP rights of others and that we have all rights necessary to utilize the IP employed in our business, we are subject to the risk of claims alleging infringement of third-party IP rights. Any claims could require us to spend significant sums in litigation, pay damages, develop non-infringing IP or acquire licenses to the IP that is the subject of asserted infringement.

Data privacy and information security may require significant resources and presents certain risks.

We collect, store, have access to and otherwise process certain confidential or sensitive data, including proprietary business information, personal data or other information that is subject to privacy and security laws, regulations and/or customer-imposed controls. We operate in an environment in which data privacy regulatory and legal framework is evolving quickly and varies by jurisdiction. We cannot predict the cost of compliance with future data privacy laws, regulations and standards, or future interpretations of current laws, regulations and standards, related to privacy and cybersecurity or the potential effects on our business.

As a company doing business in Europe, we are also subject to European data protection laws and regulations. The European Union General Data Protection Regulation ("GDPR"), imposes stringent requirements in how we collect and process personal data and provides for significantly greater penalties for noncompliance; and several other countries have passed laws that require personal data relating to their citizens to be maintained on local servers and impose additional data transfer restrictions. In addition, we are also subject to and affected by new state privacy and data security laws such as the California Consumer Privacy Act ("CCPA"). The CCPA imposes additional data privacy requirements on many businesses operating in the state, including, potentially, with respect to employee data. Several states have enacted or introduced varying comprehensive privacy laws modeled to some degree on the CCPA and/or the GDPR. Compliance with multiple country and state laws containing varying requirements could be complicated and costly. Government enforcement actions can be costly and interrupt the regular operation of our business, and violations of data privacy laws can result in fines, reputational damage and civil lawsuits, any of which may adversely affect our business, reputation and financial statements.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Cybersecurity is critical to the delivery of our services to our clients. We face cybersecurity threats that are common to most industries. We have a cybersecurity risk management program in place that is designed to assess, identify, manage, and govern material risks from cybersecurity threats. This program is a key component of our enterprise risk management program. The Company's Board is responsible for oversight of the Company's information technology systems, including cybersecurity, and has delegated such oversight to the Audit Committee. The Audit Committee regularly reviews the status of the initiatives such as the seeking of certifications associated with our information technology systems and receives regular updates on matters relating to information technology and cybersecurity. Our corporate information security organization, led by our Senior Director of IT who reports to our Chief Financial Officer, is responsible for our overall information security strategy, policy, security, operations and cyber threat detection and response.   Our current Senior Director of IT has an extensive background and experience in information technology management and design, and data security. An integral part of our cybersecurity framework is our Security Response Team which is responsible for the detection, review, and response to cybersecurity incidents. In the event of a security incident, we intend to follow our detailed incident response plan, which outlines the steps to be followed from incident detection to mitigation, recovery, and notification, including notifying functional areas as well as senior leadership and the Board, as appropriate.

We regularly review the effectiveness of our cybersecurity controls, promptly addressing any identified risk areas and subject our information technology systems to testing performed by external parties on an annual basis. Our employees are required to successfully complete training on topics relating to our cybersecurity, data privacy and information security policies and procedures. Training is administered and tracked through online training modules. In addition, we perform periodic testing to evaluate the effectiveness of our training programs and to help prevent loss associated with the disclosure of electronic information. We also leverage third-party service providers and solutions across our operations to review, test, and assess our security systems and controls, as well as assist in the mitigation of any potential cyber risks. We recently obtained the ISO 27001 certification.

To further bolster our cybersecurity controls, we also have a third-party risk management program in place applicable to all of its contractors, vendors, and service providers which includes risk assessments, cybersecurity questionnaires, data privacy addendums, and contractual flow-downs of legal and regulatory requirements. We also require our contractors, subcontractors, vendors and service providers to report security incidents to us without undue delay.

To date, the Company has not identified any cybersecurity incidents that have materially affected or are reasonably likely to materially affect our business operations or financial condition. Despite the extensive approach we take to cybersecurity, prevention of a cybersecurity incident cannot be completely guaranteed. Please refer to "Item 1A. Risk Factors – We rely on information technology and security systems and any damage, interruption or compromise of our information technology and security systems or data could disrupt and harm our business" and "Item 1A. Risk Factors – A breach of our information technology and security systems could materially adversely affect our business" for further information.

ITEM 2. PROPERTIES

Our principal executive office is currently located at 1001 Brickell Bay Drive, Floor 30, Miami, Florida 33131. As of December 29, 2023, we had operating leases that expire on various dates through July 2028.

We do not own real estate and do not intend to invest in real estate or real estate-related assets.

ITEM 3. LEGAL PROCEEDINGS

We are involved in legal proceedings, claims, and litigation arising in the ordinary course of business not specifically discussed herein. In the opinion of management, the final disposition of such matters will not have a material adverse effect on our consolidated financial position, cash flows or results of operations.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded under the Nasdaq Stock Market symbol, "HCKT". The closing sale price for the common stock on February 26, 2024, was $25.13.

As of February 26, 2024, there were 234 holders of record of our common stock and 27,597,191 shares of common stock outstanding.

Securities Authorized for Issuance under Equity Compensation Plans

The information required by this section is set forth under Item 12 of this Annual Report on Form 10-K and is herein incorporated by reference.

Performance Graph

The following graph compares our cumulative total shareholder return since December 28, 2018, with the Russell 2000 and a peer group index composed of other companies with similar business models identified below. The graph assumes that the value of the investment in our common stock and each index (including reinvestment of dividends) was $100 on December 28, 2018.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among The Hackett Group, Inc., the Russell 2000 Index,
and a Peer Group

		12/28/2018		12/27/2019		1/1/2021		12/31/2021		12/30/2022		12/29/2023
The Hackett Group, Inc.	$	100.00	$	102.11	$	94.46	$	137.74	$	139.76	$	159.53
Russell 2000	$	100.00	$	125.52	$	150.58	$	172.90	$	137.56	$	160.85
2022 Peer Group	$	100.00	$	123.27	$	109.32	$	111.34	$	128.98	$	171.70

The 2023 Peer Group includes Alithya Group Inc., Huron Consulting Group, Inc. and Information Services Group, Inc.

Company Dividend Policy

In December 2012, we announced an annual dividend of $0.10 per share. In 2020, 2021 and 2022, the Board of Directors approved an increase in the annual dividend to $0.38 per share, $0.40 per share, and $0.44 per share, respectively. During 2020, the Board of Directors approved the increase in the frequency of dividend payments from semi-annual to quarterly. During fiscal 2023, we paid the quarterly dividend to shareholders of record on March 24, 2023, June 23, 2023, September 22, 2023, and December 22, 2023, totaling $12.0 million, which included the fourth quarter of 2023 dividend paid in January 2024 of $3.0 million. Our credit agreement contains restrictions on our ability to declare dividends and repurchase shares. Subsequent to fiscal year end, the Board of Directors declared the first quarterly dividend of 2024 for shareholders of record as of March 22, 2024, to be paid on April 5, 2024. The declaration of dividends shall at all times be subject to the final determination of our Board of Directors that a dividend is prudent and lawful at that time in consideration of the needs of the business and other factors including the ability to pay dividends under our credit agreement.

Purchases of Equity Securities

We have an ongoing authorization from our Board of Directors to repurchase shares of our common stock. The repurchase plan was first announced on July 30, 2002. Repurchases under this program are discretionary and are made in the open market or through privately negotiated transactions, subject to market conditions and trading restrictions. There is no expiration date on the current authorization. The following table summarizes our share repurchases during the year ended December 29, 2023 under this authorization:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Dollar Value of Shares That May Yet Be Purchased Under the Program	
Balance as of December 30, 2022				$ 14,672,248	
December 31, 2022 to March 31, 2023	37,467	$ 18.96	37,467	$ 13,961,293	
April 1, 2023 to June 30, 2023	—	$ —	—	$ 13,937,978	*
July 1, 2023 to September 29, 2023	—	$ —	—	$ 13,937,978	
September 30, 2023 to December 29, 2023	—	$ —	—	$ 13,937,978	
	37,467	$ 18.96	37,467		

* The decrease in the repurchase plan authorization related to additional transaction related fees for the tender offer which occurred in December 2022.

During the year ended December 29, 2023, the Company repurchased 37 thousand shares of the Company's common stock from members of its Board of Directors for a total of $0.7 million, or $18.96 per share.

As of December 29, 2023, the Company's Board of Directors had approved a cumulative authorization of $287.2 million with cumulative purchases under the plan of $273.3 million, leaving $13.9 million available for future purchases. Subsequent to fiscal year end, we repurchased 43 thousand shares of the Company's common stock from members of our Board of Directors for a total of $1.1 million, or $24.34 per share. Including these subsequent purchases, we have approximately $12.9 million available for future purchases under the plan.

During the year ended December 30, 2022, under its tender offer transaction, the Company repurchased 4.9 million shares of its common stock under the repurchase plan approved by the Company's Board of Directors, inclusive of transaction related fees, for $116.0 million at an average share price of $23.72. In addition, the Company repurchased 31 thousand shares of the Company's common stock from members of its Board of Directors for a total of $0.6 million, or $20.50 per share.

Shares purchased under the repurchase plan do not include shares withheld to satisfy withholding tax obligations. These withheld shares are never issued and in lieu of issuing the shares, taxes were paid on our employee's behalf. In 2023, 174 thousand shares were withheld and not issued for a cost of $3.8 million, bringing the total cumulative cash used to repurchase stock in 2023 to $4.5 million. In 2022, 164 thousand shares were withheld and not issued for a cost of $3.2 million, bringing the total cumulative cash used to repurchase stock in 2022 to $119.8 million, which included the tender offer transaction.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The following Management's Discussion and Analysis ("MD&A") is intended to help the reader understand the results of operations and financial condition of Hackett. MD&A is provided as a supplement to, and should be read in conjunction with, our consolidated financial statements and the accompanying Notes to our consolidated financial statements included in this Annual Report on Form 10-K. We have omitted discussion of fiscal 2021 items and year-to-year comparisons between fiscal years 2022 and 2021 where it would be redundant with the discussion previously included in Part II, Item 7 (MD&A) of the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 2022.

Hackett is a global IP-based executive advisory, strategic consulting and digital transformation firm. The Hackett Group provides dedicated expertise in Gen AI strategy, operations, finance, human capital management, strategic sourcing, procurement, and information technology, including its highly recognized Oracle, SAP, OneStream and Coupa implementation offerings.

The firm recently launched our AI XPLR offering which helps define an organizations' Gen AI enablement opportunities. Using AI XPLR, our AI assessment platform, our experienced professionals guide organizations to harness the power of Gen AI to digitally transform their operations and seek to achieve quantifiable, breakthrough results, allowing us to be key architects of our clients' Gen AI journey.

The Hackett Group has completed over 26,600 benchmarking and performance studies with major organizations. These studies are executed utilizing our Quantum Leap platform which drives our DTP. This includes the firm's benchmarking metrics, best practices repository, and best practice configuration and process flow accelerators, which enables our clients and partners to achieve digital world-class performance.

Our expertise is grounded in best practices insights from benchmarking the world's leading businesses – including 97% of the Dow Jones Industrials, 89% of the Fortune 100, 70% of the DAX 40 and 55% of the FTSE 100, which are delivered through our Hackett Connect, QL and DTP platforms.

Critical Accounting Policies and Estimates

In the ordinary course of business, we make a number of estimates and assumptions relating to the reporting of results of operations and financial position in conformity with generally accepted accounting principles in the United States ("GAAP"). Actual results could differ from those estimates under different assumptions and conditions. We believe the following discussion addresses our most critical accounting policies that have had or are reasonably likely to have a material impact on our financial condition or results of operations. These policies require management to exercise judgment on issues that are often difficult, subjective and complex due to the necessity of estimating the effect of matters that are inherently uncertain.

Revenue Recognition

Determining revenue recognition requires management to exercise judgment on the interpretation of service contracts which may include one or multiple performance obligations. The judgement management must make include determining whether the control of the goods and services provided are transferred to our customers at a point in time or over the course of the service period utilizing a proportionate performance approach.

In fixed-fee billing arrangements, which would also include contracts with capped fees, we set the fees based on our estimates of the costs and timing for completing the engagements. We generally recognize revenue under fixed-fee or capped fee arrangements using a proportionate performance approach, which is based on work completed to-date as compared to estimates of the total services to be provided under the engagement. Estimates of total engagement revenue and cost of services are monitored regularly during the term of the engagement based on the best available information. If our estimates indicate a potential loss, such loss is recognized in the period in which the loss first becomes probable and reasonably estimable.

Allowances for Doubtful Accounts

We review accounts receivable to assess our estimates of collectability regularly. When establishing allowances for doubtful accounts, management must base their judgment on the information available at that point in time, which may include historical experiences, current economic trends and client credit worthiness, to determine the likelihood of collectability.

Segment Reporting

Segments are defined as components of a company that engage in business activities from which they may earn revenues and incur expenses, and for which separate financial information is available and is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company assesses its operating segments under the management approach in accordance with ASC 280, Segment Reporting (ASC 280) and has determined that it has three operating segments: Global Strategy & Business Transformation ("Global S&BT"), Oracle Solutions and SAP Solutions. Global S&BT includes S&BT Consulting, Benchmarking, Executive Advisory Services, IPaaS, OneStream and Coupa. Oracle Solutions and SAP Solutions support the two fundamentally distinct ERP systems: Oracle and SAP. See Note 15 "Segment Information and Geographic Data" for detailed segment information.

Goodwill and Other Intangible Assets

For acquisitions accounted for as a business combination, goodwill represents the excess of the cost over the fair value of the net assets acquired. The Company has organized its operating and internal reporting structure to align with its primary market solutions. In accordance with ASC 280, management made the determination to present three operating segments, three reportable segments and three reporting units as follows: (1) Global S&BT, (2) Oracle Solutions, and (3) SAP Solutions. A reporting unit is an operating segment or one level below an operating segment to which goodwill is assigned. The goodwill has been allocated to the reporting unit based on the reporting unit's relative fair value. The carrying amount of goodwill by reporting unit is as follows (in thousands):

	December 30, 2022	Additions/ Adjustments	Foreign Currency Translation	December 29, 2023
Global S&BT	$ 56,810	$ -	$ 740	$ 57,550
Oracle Solutions	16,699	—	—	16,699
SAP Solutions	9,993	—	—	9,993
Goodwill	$ 83,502	$ -	$ 740	$ 84,242

Income Taxes

Management's judgement is required in the calculation of the income tax provision. Deferred tax assets and liabilities are measured by using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to reverse. A valuation allowance is provided if management believes it is more likely than not that all or some portion of the deferred tax asset will not be realized. An increase or decrease in the valuation allowance may result from a change in circumstances, and therefore a change in management's judgment about the realizability of the related deferred tax asset.

Management adopted a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return in regards to the de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

Please refer to Note 1 "Basis of Presentation and General Information" to our consolidated financial statements included in our Annual Report on Form 10-K for the discussion of all of our critical accounting policies.

Results of Operations

Our fiscal year generally consists of a 52-week period and periodically consists of a 53-week period as each fiscal year ends on the Friday closest to December 31. Fiscal years 2023 and 2022 ended on December 29, 2023 and December 30, 2022, respectively, each consisted of a 52-week period. References to a year included in this document refer to a fiscal year rather than a calendar year.

The following table sets forth, for the periods indicated, our results of operations (in thousands):

| | Year Ended | |
	December 29, 2023	December 30, 2022
Revenue:		
Revenue before reimbursements	$ 291,273	$ 289,688
Reimbursements	5,317	4,054
Total revenue	296,590	293,742
Costs and expenses:		
Cost of service:		
Personnel costs before reimbursable expenses (includes $6,238 and $6,201 of stock compensation expense in 2023 and 2022, respectively)	174,891	174,112
Reimbursable expenses	5,317	4,054
Total cost of service	180,208	178,166
Selling, general and administrative costs (includes $4,486 and $4,066 of stock compensation expense in 2023 and 2022, respectively)	65,942	60,979
Restructuring and asset impairment settlement	—	(651)
Legal settlement and related costs	1,178	—
Total costs and operating expenses	247,328	238,494
Operating income	49,262	55,248
Other expense, net:		
Interest expense, net	(3,235)	(144)
Income from continuing operations before income taxes	46,027	55,104
Income tax expense	11,876	14,302
Net income	$ 34,151	$ 40,802

Comparison of 2023 to 2022

Overview. For fiscal year 2023, total revenue increased to $296.6 million, as compared to $293.7 million in 2022, primarily driven by increased total revenue from our Global S&BT segment of $2.3 million and our Oracle Solutions segment of $1.5 million, as compared to 2022.

Revenue. We are a global company with operations primarily in the United States and Western Europe. Our revenue is denominated in multiple currencies, primarily the U.S. Dollar, British Pound and Euro, and as a result is affected by currency exchange rate fluctuations. The impact of the currency fluctuation did not have a significant impact on comparisons between 2023 and 2022. Revenue is analyzed based on geographic location of engagement team personnel.

In 2023 one customer accounted for 6% of our total revenue and in 2022 one customer accounted for 7% of our total revenue.

Segment revenue. We have three reportable segments: Global S&BT, Oracle Solutions and SAP Solutions. Global S&BT includes S&BT Consulting, Benchmarking, Advisory Services, IPASS, OneStream and our Coupa offerings. Oracle Solutions and SAP Solutions support the two fundamentally distinct ERP systems: Oracle and SAP.

The following table sets forth total revenue by reportable operating segment, which includes reimbursable expenses related to project travel-related expenses passed through to a client with no associated operating margin (in thousands):

| | Year Ended | |
	December 29, 2023	December 30, 2022
Global S&BT	$ 171,927	$ 169,660
Oracle Solutions	77,772	76,320
SAP Solutions	46,891	47,762
Total revenue	$ 296,590	$ 293,742

Global S&BT total revenue increased to $171.9 million in 2023, as compared to $169.7 million in 2022. This segment has been impacted by slowing economic growth resulting in extended client decision making in our business transformation engagements.

Additionally, the prior periods comparisons were against the accelerated post pandemic demand that we experienced throughout the first half of 2022. Global S&BT represented 58% of the Company's total revenue. In addition to solid performance from our transformation consulting groups, our IP-based higher-margin Executive Advisory and IPaaS offerings grew 7%. The success and market opportunity for our IP offerings highlight the reasons why we have accelerated our sales and product development investments in this area.

Oracle Solutions total revenue increased to $77.8 million in 2023, as compared to $76.3 million in 2022, primarily due to the segment's continued momentum that began in the second quarter of 2023, with strong double digit growth over the last two quarters of 2023, as compared to the prior year periods. This is being driven by increasing activity across our EPM offerings within this segment.

SAP Solutions total revenue decreased to $46.9 million in 2023, from $47.8 million in 2022, primarily due to lower sales of SAP cloud software, as compared to the prior year.

Reimbursements as a percentage of total revenue were 1.8% in 2023 and 1.4% in 2022. Reimbursements are project travel-related expenses passed through to a client with no associated operating margin.

Cost of Service. Cost of service consists of personnel costs before reimbursable expenses, which includes salaries, benefits and incentive compensation for consultants and subcontractor fees, acquisition-related cash and stock compensation costs, non-cash stock compensation expense, and reimbursable expenses which are travel and other expenses passed through to a client and are associated with projects.

Personnel costs before reimbursable expenses, increased slightly to $174.9 million in 2023, as compared to $174.1 million in 2022. The higher costs in 2023 were primarily a result of increased utilization of subcontractors to support business growth, partially offset by lower incentive compensation accruals when compared to the prior year resulting from Company performance. Personnel costs as a percentage of total revenue were 59% in both 2023 and 2022.

Non-cash stock-based compensation expense, included in personnel costs before reimbursable expenses, was $6.2 million in both 2023 and 2022.

Selling, General and Administrative Costs ("SG&A"). SG&A primarily consists of salaries, benefits and incentive compensation for the selling, marketing, administrative and executive employees, non-cash compensation expense, amortization of intangible assets, acquisition related costs and various other overhead expenses.

SG&A costs increased 8%, to $65.9 million in 2023, as compared to $61.0 million in 2022. This increase in the costs was primarily due to the increased investments in dedicated sales resources for our IP-based offerings in our Global S&BT segment, partially offset by lower incentive compensation commensurate with Company performance. SG&A costs as a percentage of total revenue were 22% and 21% during 2023 and 2022, respectively.

Non-cash stock-based compensation expense, included in SG&A, was $4.5 million in 2023, as compared to $4.1 million in 2022.

There was no amortization expense included in SG&A in 2023, however, there was $0.2 million of amortization expense in 2022. The amortization expense related to the amortization of the intangible asset acquired in our acquisitions and the buyout of our partner's joint venture interest in the CGBS Training and Certification Programs in 2017. The intangible assets related to the acquisitions were fully amortized as of the second quarter of 2022.

Legal Settlement and Related Costs. In May 2023, Gartner, Inc. ("Gartner") filed a lawsuit seeking a preliminary injunction and damages against the Company and two ex-Gartner employees that were hired by us. On February 17, 2024, we, Gartner and the two ex-Gartner employees entered into a settlement agreement whereby we made a settlement payment of $985,000 to Gartner, Inc. in exchange for a dismissal of the lawsuit and a release of all claims. In addition, we incurred incremental legal costs related to the settlement.

Segment Profit. Segment profit consists of the revenue generated by the segment, less the direct costs of revenue and selling, general and administrative expenses that are incurred directly by the segment. Items not allocated to the segment level include corporate costs related to administrative functions that are performed in a centralized manner that are not attributable to a particular segment. These administrative function costs include corporate general and administrative expenses, non-cash compensation, depreciation and amortization expense, interest expense and the restructuring and asset impairment reversals.

Global S&BT segment profit decreased to $54.4 million in 2023, as compared to $61.3 million in 2022. This decrease was primarily a result of the incremental investments we are making in program development and additional dedicated sales resources for Benchmark, Executive Advisory, Market Intelligence and our other IPaaS offerings.

Oracle Solutions segment profit increased to $18.1 million in 2023, as compared to $15.3 million in 2022, primarily due to lower salaries and benefits and higher revenue, partially offset by the higher utilization of subcontractors.

SAP Solutions segment profit decreased to $11.9 million in 2023, as compared to $12.8 million in 2022, primarily due to the lower sales of SAP cloud software, as well as sales related investments made during the year.

Income Taxes. During 2023, we recorded $11.9 million of income tax expense related to certain federal, state and foreign taxes which reflected an effective tax rate of 25.8%. During 2022, we recorded $14.3 million of income tax expense related to certain federal, state and foreign taxes which reflected an effective tax rate of 26.0%.

Liquidity and Capital Resources

As of December 29, 2023 and December 30, 2022, we had $21.0 million and $30.3 million, respectively, of cash, and $32.7 million,and $59.7 million, respectively, outstanding under our Credit Facility, net of deferred debt costs. We currently believe that available funds, including the cash on hand and funds available for borrowing under our Credit Facility, and cash flows generated by operations will be enough to fund our cash requirements, including working capital, debt payments, lease obligations and capital expenditures for at least the next twelve months and beyond. We may decide to raise additional funds in order to fund expansion, to develop new or further enhance products and services, to respond to competitive pressures, or to acquire complementary businesses or technologies. There is no assurance that additional financing would be available when needed or desired.

The following table summarizes our cash flow activity (in thousands):

| | Year Ended | |
	December 29, 2023	December 30, 2022
Cash flows provided by operating activities	$ 37,401	$ 58,904
Cash flows used in investing activities	$ (4,101)	$ (4,656)
Cash flows used in financing activities	$ (42,565)	$ (69,736)

Cash Flows from Operating Activities

Net cash provided by operating activities was $37.4 million in 2023, as compared to $58.9 million in 2022. In 2023, the net cash provided by operating activities was primarily due to net income adjusted for non-cash items, partially offset by a decrease in the income tax liabilities and contract liabilities and an increase in accounts receivable. In 2022, the net cash provided by operating activities was primarily due to net income adjusted for non-cash items and an increase in the income tax liabilities, partially offset by the decrease in accrued liabilities and other accruals.

Cash Flows from Investing Activities

Net cash used in investing activities was $4.1 million in 2023, as compared to $4.7 million in 2022. During both periods, cash flows used in investing activities primarily related to investments for the development of our Hackett Connect Executive Advisory member platform and continued development of our QL benchmark and DTP technologies.

Cash Flows from Financing Activities

Net cash used in financing activities was $42.6 million in 2023, as compared to $69.7 million in 2022. The usage of cash in 2023 was primarily related to the net pay down of our Credit Facility $27.0 million, dividend payments of $12.0 million and employee net vesting related tax withholding requirements of $3.8 million. The usage of cash in 2022 was primarily related to the repurchase of Company common stock under our share repurchase program of $116.6 million, inclusive of the tender offer transaction related costs, employee net vesting related tax withholding requirements of $3.2 million, and dividend payments of $10.4 million, partially offset by the $60.0 million drawdown of our Credit Facility.

Material Cash Requirements

Debt Payments and Lease Obligations

On November 7, 2022, we amended and restated our credit agreement in order to extend the maturity date of our Credit Facility and provide the Company with an additional $55 million in borrowing capacity, for an aggregate amount of up to $100 million. See Note 8, "Credit Facility," to our consolidated financial statements included in this Annual Report on Form 10-K for more information. As of December 29, 2023, we had $32.7 million of outstanding borrowings, net of deferred debt costs, under our revolving line of credit, leaving us with borrowing capacity of approximately $67.0 million. See Note 8 for more information.

There were no material capital commitments as of December 29, 2023. The following table summarizes our future principal payments under our future Credit Facility and lease commitments under our non-cancelable operating leases as of December 29, 2023 (in thousands):

Contractual Obligations	Total		Less Than 1 Year		1-3 Years		4-5 Years		More Than 5 Years
Operating lease obligations	$	1,930	$	1,083	$	482	$	365	$	—
Long-term debt obligations (1)		33,000		—		—		33,000		—
Total	$	34,930	$	1,083	$	482	$	33,365	$	—

(1) Excludes interest charges on borrowings, the fee on the amount of any unused commitment that we may be obligated to pay under our revolving Credit Facility as such amounts vary and the deferred debt costs. See Note 8, in the notes to consolidated financial statements for additional information.

Capital Expenditures

There were no material commitments for capital expenditures as of December 29, 2023. Our capital expenditures primarily consist of investments related to the continued development of our QL, DTP and Hackett Connect platforms and laptop purchases. During the years ended December 29, 2023, and December 30, 2022, our capital expenditures were $4.1 million and $4.7 million, respectively. We expect capital expenditures for the year ended December 27, 2024, to approximate the capital expenditures in 2023.

Taxes

Cash paid for income taxes was $13.3 million and $4.6 million for the years ended December 29, 2023, and December 30, 2022, respectively. The increase in the income tax payments related to the 2021 tax deduction for the exercise of the 2.9 million SARs. As a result of the transaction, the Company carried an income tax receivable on its Consolidated Balance Sheet in 2022 until the fourth quarter of 2022. See Note 9, "Income Taxes" to our consolidated financial statements included in this Annual Report on Form 10-K for further information.

Dividends and Share Repurchases

During the fiscal year 2023, our Board of Directors approved four quarterly dividends payments of $0.11 per share totaling $12.0 million. We expect dividend payments in 2024 to be approximately $12.0 million.

We have an ongoing authorization from our Board of Directors to repurchase shares of our common stock. During 2023, we repurchased 37 thousand shares of common stock from members of our Board of Directors at an average price per share of $18.96, for a total cost of $0.7 million. As of December 29, 2023, we had $13.9 million share repurchase authorization remaining. Subsequent to fiscal year end, we repurchased 43 thousand shares of the Company's common stock from members of our Board of Directors for a total of $1.1 million, or $24.34 per share. Including these repurchases, we had approximately $12.9 million available for future repurchases under the plan as of March 1, 2024.

Shares purchased under the repurchase plan do not include shares withheld to satisfy withholding tax obligations. These withheld shares are never issued and in lieu of issuing the shares, taxes were paid on our employee's behalf. In 2023, 0.2 million shares were withheld and not issued for a cost of $3.8 million, bringing the total cumulative cash used to repurchase stock in 2023 to $4.5 million. In 2022, 0.2 million shares were withheld and not issued for a cost of $3.2 million, bringing the total cumulative cash used to repurchase stock in 2022 to $119.8 million, including the tender offer transaction and related transaction fees.

Recently Issued Accounting Standards

For discussion of recently issued accounting standards, see Note 1 to our consolidated financial statements included in this Annual Report on Form 10-K.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As of December 29, 2023, our exposure to market risk related primarily to changes in interest rates and foreign currency exchange rate risks.

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to the Credit Facility, which is subject to variable interest rates. The interest rates per annum applicable to loans under the Credit Facility will be, at our option, equal to either a base rate or a Bloomberg short-term bank yield index rate ("BSBY rate") for one-, two-, three- or nine-month interest periods chosen by us in each case, plus an applicable margin percentage. A 100-basis point increase in our interest rate under our Credit Facility would not have had a material impact on our 2023 results of operations.

Exchange Rate Sensitivity

We face exposure to adverse movements in foreign currency exchange rates, as a portion of our revenue, expenses, assets and liabilities are denominated in currencies other than the U.S. Dollar. We recognized losses related to foreign currency exchange of $0.4 million in 2023 and income of $1.4 million and $130 thousand in 2022 and 2021, respectively. These exposures may change over time as business practices evolve. Currently, we do not hold any derivative contracts that hedge our foreign currency risk, but we may adopt such strategies in the future.

For a discussion of the risks we face as a result of foreign currency fluctuations, see "Item 1A. Risk Factors" in Part I of this report.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

THE HACKETT GROUP, INC.
INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of The Hackett Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of The Hackett Group, Inc. and its subsidiaries (the Company) as of December 29, 2023 and December 30, 2022, the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 29, 2023, and the related notes to the consolidated financial statements and schedule (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 29, 2023 and December 30, 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 29, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 29, 2023, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013, and our report dated March 1, 2024, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition for Fixed-Fee Billing Arrangements

As described in Note 1 to the consolidated financial statements, the Company generates substantially all of its revenue from providing professional services to its clients. In fixed-fee billing arrangements, the Company agrees to a pre-established fee or fee cap in exchange for a predetermined set of professional services. The Company sets the fees based on its estimates of the costs and timing for completing the engagements. The Company generally recognizes revenue under these arrangements using an input method approach, which is a subjective process based on work completed to-date as compared to estimates of the total services to be provided under the engagement. Estimates of total engagement revenue and cost of services are monitored regularly during the term of the engagement.

We identified the measurement of progress for the purpose of revenue recognition under fixed-fee billing arrangements as a critical audit matter. Auditing management's assumptions to estimate total engagement revenue and cost of services for the contract performance obligations used to recognize revenue for fixed-fee billing arrangements, involved a high degree of subjectivity and increased audit effort.

Our audit procedures related to the Company's revenue recognition for fixed-fee billing arrangements included the following, among others:

- We obtained an understanding of the relevant controls related to fixed-fee billing arrangements and tested such controls for design and operating effectiveness, including controls over management's estimation of the amount of revenue to recognize for customer contracts where revenue is recognized over time as work progresses.

- We evaluated management's ability to estimate progress towards completion by performing a historical review of completed contracts to determine the accuracy and precision of the Company's estimation process. During this analysis we evaluated completed contracts in order to determine if previous estimates to complete were consistent with actual hours incurred to complete the contract.

- We tested a sample of fixed-fee billing arrangements as follows:

  o Evaluated whether the contracts were properly included in management's calculation of estimated contract revenue based on the terms and conditions of each contract, including whether continuous transfer of control to the customer occurred as progress was made toward completion of the performance obligations.

  o Compared the transaction prices to the consideration expected to be received based on current rights and obligations under the contracts and any modifications or change orders that were agreed upon with the customers.

  o Assessed the terms in the customer agreement and evaluated the appropriateness of management's identification of performance obligations based on the underlying goods and services included in the contract.

  o Tested the completeness and accuracy of management's calculation of progress toward completion to date for the performance obligations by comparing actual costs incurred to date to source documents and recalculating revenue recognized based on actual costs incurred to date as a percentage of total estimated costs.

  o Evaluated management's estimates of costs to complete the performance obligations by comparing the inputs to source documents.

  o Performed analytical procedures to evaluate the amount of revenue recognized to date and related actual costs incurred to date, by comparing changes in the estimated costs at completion, including changes to budgeted revenue when relevant, for a sample of contracts throughout the period.

/s/ RSM US LLP

We have served as the Company's auditor since 2015.

Coral Gables, Florida
March 1, 2024

THE HACKETT GROUP, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 29, 2023	December 30, 2022
ASSETS		
Current assets:		
Cash	$ 20,957	$ 30,255
Accounts receivable and contract assets, net of allowance of $1,072 and $856 at December 29, 2023 and December 30, 2022, respectively	52,113	48,376
Prepaid expenses and other current assets	2,368	2,535
Total current assets	75,438	81,166
Property and equipment, net	20,044	19,359
Other assets	285	268
Goodwill	84,242	83,502
Operating lease right-of-use assets	1,419	698
Total assets	$ 181,428	$ 184,993
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 7,557	$ 8,741
Accrued expenses and other liabilities	26,801	30,953
Contract liabilities	12,087	13,278
Income tax payable	2,360	5,759
Operating lease liabilities	1,083	870
Total current liabilities	49,888	59,601
Deferred tax liability, net	8,118	6,877
Long-term debt, net	32,711	59,653
Operating lease liabilities	631	584
Total liabilities	91,348	126,715
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, $.001 par value, 1,250,000 shares authorized, none issued and outstanding	—	—
Common stock, $.001 par value, 125,000,000 shares authorized; 60,581,418 and 60,147,720 shares issued at December 29, 2023 and December 30, 2022, respectively	61	60
Additional paid-in capital	317,034	308,325
Treasury stock, at cost, 33,314,926 and 33,277,459 shares at December 29, 2023 and December 30, 2022, respectively	(274,600)	(273,866)
Retained earnings	60,820	38,640
Accumulated other comprehensive loss	(13,235)	(14,881)
Total shareholders' equity	90,080	58,278
Total liabilities and shareholders' equity	$ 181,428	$ 184,993

The accompanying notes are an integral part of the consolidated financial statements.

THE HACKETT GROUP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Year Ended		
	December 29, 2023	December 30, 2022	December 31, 2021
Revenue:			
Revenue before reimbursements	$ 291,273	$ 289,688	$ 277,583
Reimbursements	5,317	4,054	1,226
Total revenue	296,590	293,742	278,809
Costs and expenses:			
Cost of service:			
Personnel costs before reimbursable expenses (includes $6,238, $6,201 and $6,766 of stock compensation expense in 2023, 2022 and 2021, respectively)	174,891	174,112	171,920
Reimbursable expenses	5,317	4,054	1,226
Total cost of service	180,208	178,166	173,146
Selling, general and administrative costs (includes $4,486, $4,066 and $3,356 of stock compensation expense in 2023, 2022 and 2021, respectively)	65,942	60,979	59,187
Restructuring and asset impairment settlement	—	(651)	—
Legal settlement and related costs	1,178	—	—
Total costs and operating expenses	247,328	238,494	232,333
Operating income	49,262	55,248	46,476
Other expense, net:			
Interest expense, net	(3,235)	(144)	(95)
Income from continuing operations before income taxes	46,027	55,104	46,381
Income tax expense	11,876	14,302	4,829
Income from continuing operations	34,151	40,802	41,552
Loss from discontinued operations (net of taxes)	—	—	(7)
Net income	$ 34,151	$ 40,802	$ 41,545
Basic net income per common share:			
Income per common share from continuing operations	$ 1.26	$ 1.30	$ 1.38
Loss per common share from discontinued operations	—	—	(0.00)
Basic net income per common share	$ 1.26	$ 1.30	$ 1.38
Diluted net income per common share:			
Income per common share from continuing operations	$ 1.24	$ 1.28	$ 1.26
Loss per common share from discontinued operations	—	—	(0.00)
Diluted net income per common share	$ 1.24	$ 1.28	$ 1.26
Weighted average common shares outstanding	27,170	31,400	30,021
Weighted average common and common equivalent shares outstanding	27,637	31,962	32,883

The accompanying notes are an integral part of the consolidated financial statements.

THE HACKETT GROUP, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	Year Ended		
	December 29, 2023	December 30, 2022	December 31, 2021
Net income	$ 34,151	$ 40,802	$ 41,545
Foreign currency translation adjustment, net of income taxes	1,646	(4,408)	(905)
Total comprehensive income	$ 35,797	$ 36,394	$ 40,640

The accompanying notes are an integral part of the consolidated financial statements.

THE HACKETT GROUP, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands)

	Common Stock		Additional Paid in Capital	Treasury Stock		Retained Earnings (Deficit)	Accumulated Other Comprehensive Loss	Total Shareholders' Equity
	Shares	Amount		Shares	Amount			
Balance at January 1, 2021	57,596	$ 58	$ 312,039	(27,609)	$ (144,254)	$ (17,388)	$ (9,568)	$ 140,887
Issuance of common stock, net	2,035	2	(20,812)	—	—	—	—	(20,810)
Treasury stock purchased	—	—	—	(749)	(13,040)	—	—	(13,040)
Amortization of restricted stock units and common stock subject to vesting requirements	—	—	9,061	—	—	—	—	9,061
Dividends declared	—	—	—	—	—	(12,885)	—	(12,885)
Net income	—	—	—	—	—	41,545	—	41,545
Foreign currency translation	—	—	—	—	—	—	(905)	(905)
Balance at December 31, 2021	59,631	$ 60	$ 300,288	(28,358)	$ (157,294)	$ 11,272	$ (10,473)	$ 143,853
Issuance of common stock, net	517	—	(2,347)	—	—	—	—	(2,347)
Treasury stock purchased	—	—	—	(4,919)	(116,572)	—	—	(116,572)
Amortization of restricted stock units and common stock subject to vesting requirements	—	—	10,384	—	—	—	—	10,384
Dividends declared	—	—	—	—	—	(13,434)	—	(13,434)
Net income	—	—	—	—	—	40,802	—	40,802
Foreign currency translation	—	—	—	—	—	—	(4,408)	(4,408)
Balance at December 30, 2022	60,148	$ 60	$ 308,325	(33,277)	$ (273,866)	$ 38,640	$ (14,881)	$ 58,278
Issuance of common stock, net	433	1	(2,848)	—	—	—	—	(2,847)
Treasury stock purchased	—	—	—	(38)	(734)	—	—	(734)
Amortization of restricted stock units and common stock subject to vesting requirements	—	—	11,557	—	—	—	—	11,557
Dividends declared	—	—	—	—	—	(11,971)	—	(11,971)
Net income	—	—	—	—	—	34,151	—	34,151
Foreign currency translation	—	—	—	—	—	—	1,646	1,646
Balance at December 29, 2023	60,581	$ 61	$ 317,034	(33,315)	$ (274,600)	$ 60,820	$ (13,235)	$ 90,080

The accompanying notes are an integral part of the consolidated financial statements.

THE HACKETT GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended		
	December 29, 2023	December 30, 2022	December 31, 2021
Cash flows from operating activities:			
Net income	$ 34,151	$ 40,802	$ 41,545
Plus loss from discontinued operations, net of taxes	—	—	7
Net income from continuing operations	34,151	40,802	41,552
Adjustments to reconcile net income from continuing operations to net cash provided by operating activities from continuing operations:			
Depreciation expense	3,421	3,283	3,361
Amortization expense	—	154	1,016
Amortization of debt issuance costs	72	82	45
Provision for doubtful accounts	27	91	374
Loss (gain) on foreign currency transactions	404	(1,353)	(130)
Non-cash stock compensation expense	10,724	10,267	10,122
Deferred income tax expense (benefit)	1,365	(480)	1,469
Changes in assets and liabilities:			
(Increase) decrease in accounts receivable and contract assets	(3,831)	2,603	(18,241)
(Increase) decrease in prepaid expenses and other assets	(489)	4,414	(2,153)
(Decrease) increase in accounts payable	(1,184)	1,063	1,580
(Decrease) increase in accrued expenses and other liabilities	(2,668)	(6,443)	3,554
(Decrease) increase in contract liabilities	(1,191)	(1,338)	5,851
(Decrease) increase in income taxes payable	(3,400)	5,759	(2,040)
Net cash provided by operating activities from continuing operations	37,401	58,904	46,360
Net cash used in operating activities from discontinued operations	—	—	(7)
Net cash provided by operating activities	37,401	58,904	46,353
Cash flows from investing activities:			
Purchases of property and equipment	(4,101)	(4,656)	(3,242)
Net cash used in investing activities	(4,101)	(4,656)	(3,242)
Cash flows from financing activities:			
Debt proceeds	5,000	60,000	—
Repayments of debt	(32,000)	—	—
Debt issuance costs	(14)	(381)	(4)
Dividends paid	(11,972)	(10,437)	(12,885)
Proceeds from issuance of common stock	937	876	755
Taxes paid to satisfy employee withholding tax obligations	(3,782)	(3,225)	(21,566)
Repurchases of common stock	(734)	(116,569)	(13,039)
Net cash used in financing activities	(42,565)	(69,736)	(46,739)
Effect of exchange rate on cash	(33)	(51)	(33)
Net decrease in cash	(9,298)	(15,539)	(3,661)
Cash at beginning of year	30,255	45,794	49,455
Cash at end of year	$ 20,957	$ 30,255	$ 45,794
Supplemental disclosure of cash flow information:			
Cash paid for income taxes	$ 13,257	$ 4,550	$ 9,103
Cash paid for interest	$ 3,470	$ 78	$ 57
Supplemental disclosure of non-cash investing and financing activities:			
Dividend declared during the year and paid the following year	$ 2,997	$ 2,997	$ -

The accompanying notes are an integral part of the consolidated financial statements.

1. Basis of Presentation and General Information

Nature of Business

Hackett (NASDAQ: HCKT) is a global IP-based executive advisory, strategic consulting and digital transformation firm. The Hackett Group provides dedicated expertise in Generative Artificial Intelligence ("Gen AI"), strategy, operations, finance, human capital management, strategic sourcing, procurement, and information technology, including its highly recognized Oracle, SAP, OneStream and Coupa implementation offerings.

The firm recently launched our AI XPLR offering which helps define an organizations' Gen AI enablement opportunities. Using AI XPLR, our artificial intelligence ("AI") assessment platform, our experienced professionals guide organizations to harness the power of Gen AI to digitally transform their operations and seek to achieve quantifiable, breakthrough results, allowing us to be key architects of our clients' Gen AI journey.

The Hackett Group has completed over 26,600 benchmarking and performance studies with major organizations. These studies are executed utilizing our Quantum Leap® platform which drives our Digital Transformation Platform ("DTP" or "Hackett DTP"). This includes the firm's benchmarking metrics, best practices repository, and best practice configuration and process flow accelerators, which enables our clients and partners to achieve digital world-class performance.

Our expertise is grounded in best practices insights from benchmarking the world's leading businesses – including 97% of the Dow Jones Industrials, 89% of the Fortune 100, 70% of the DAX 40 and 55% of the FTSE 100, which are delivered through our Hackett Connect, Quantum Leap® and DTP platforms.

Basis of Presentation and Consolidation

The accompanying consolidated financial statements include the Company's accounts and those of its wholly-owned subsidiaries which the Company is required to consolidate. The Company consolidates the assets, liabilities, and results of operations of its entities. Intercompany transactions and balances are eliminated upon consolidation.

Fiscal Year

The Company's fiscal year generally consists of a 52-week period and periodically consists of a 53-week period as each fiscal year ends on the Friday closest to December 31. Fiscal years 2023, 2022, and 2021 ended on December 29, 2023, December 30, 2022, and December 31, 2021, respectively, each consisted of a 52-week period. References to a year included in the consolidated financial statements refer to a fiscal year rather than a calendar year.

Cash

The Company considers depository accounts and all short-term investments with maturities of three months or less to be cash equivalents to the extent that it places its temporary cash investments with high credit quality financial institutions. At times, such balances may be in excess of the F.D.I.C. insurance limits.

Allowance for Doubtful Accounts

The Company maintains allowances for doubtful accounts for estimated losses resulting from its clients not making required payments. Management makes estimates of the collectability of accounts receivable and critically reviews accounts receivable and analyzes historical bad debts, past-due accounts, client credit worthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. If the financial condition of the Company's clients were to deteriorate, resulting in their inability to make payments, additional allowances may be required.

Dividends

In December 2012, the Company's Board of Directors approved the initiation of an annual cash dividend in the amount of $0.10 per share. The Company's Board of Directors has gradually increased the dividend over the years to $0.44 per share. During 2023, the Company declared four quarterly dividend payments of $0.11 per share each, the fourth of which was paid in January 2024. The dividend policy is reviewed periodically by the Board of Directors and could change. The amount and timing of all dividend payments

1. Basis of Presentation and General Information (continued)

is subject to the discretion of the Board of Directors and will depend upon business conditions, contractual obligations, legal restrictions, results of operations, financial conditions and other factors.

Property and Equipment, Net

Property and equipment are recorded at cost. Depreciation is calculated to amortize the depreciable assets over their estimated useful lives using the straight-line method and commences when the asset is placed in service. The range of estimated useful lives is three to ten years. Leasehold improvements are amortized on a straight-line basis over the term of the lease or the estimated useful life of the improvement, whichever is shorter. Expenditures for repairs and maintenance are charged to expense as incurred. Expenditures for betterments and major improvements are capitalized. The carrying amount of assets sold or retired and related accumulated depreciation are removed from the balance sheet in the year of disposal and any resulting gains or losses are included in the consolidated statements of operations.

The Company capitalizes the costs of internal-use software, which generally includes hardware, software, and payroll-related costs for employees who are directly associated with, and who devote time, to the development of internal-use computer software.

Long-Lived Assets (excluding Goodwill and Indefinite Lived Intangible Assets)

Long-lived assets are reviewed for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be fully recoverable. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared to the asset's carrying amount to determine if there has been an impairment. The amount of an impairment is calculated as the difference between the fair value of the asset and the carrying value. Estimates of future undiscounted cash flows are based on management's view of growth rates for the related business, anticipated future economic conditions and estimates of residual values.

Business Combinations

For transactions that are considered business combinations, the purchased assets and assumed liabilities are recorded at fair value at acquisition date, and identifiable intangible assets are recorded at fair value. Costs directly related to the business combinations are recorded as expenses as they are incurred. Fair values are subject to refinement during the measurement period of up to one year after the closing date of an acquisition as information relative to closing date fair values become available.

Goodwill and Other Intangible Assets

Goodwill and intangible assets deemed to have indefinite lives are not amortized, but rather are tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate potential impairment. Finite-lived intangible assets are amortized over their useful lives. The excess cost of the acquisition over the fair value of the net assets acquired is recorded as goodwill.

For acquisitions accounted for as a business combination, goodwill represents the excess of the cost over the fair value of the net assets acquired. The Company has organized its operating and internal reporting structure to align with its primary market solutions. In accordance with ASC 280, management made the determination to present three operating segments, three reportable segments and three reporting units as follows: (1) Global S&BT, (2) Oracle Solutions, and (3) SAP Solutions. Global S&BT includes the results of the Company's strategic business consulting practices; Oracle Solutions includes the results of the Company's Oracle EPM/ERP and AMS practices; SAP Solutions includes the Company's SAP applications and related SAP service offerings. A reporting unit is an operating segment or one level below an operating segment to which goodwill is assigned. With the new reporting unit structure, the goodwill previously assigned to Hackett Technology Solutions and The Hackett Group has now been allocated based on the reporting unit's relative fair value. The carrying amount and activity of goodwill by new reporting units are as follows (in thousands):

	December 30, 2022		Additions/ Adjustments		Foreign Currency Translation		December 29, 2023
Global S&BT	$	56,810	$	-	$	740	$ 57,550
Oracle Solutions		16,699		—		—	16,699
SAP Solutions		9,993		—		—	9,993
Goodwill	$	83,502	$	-	$	740	$ 84,242

1. Basis of Presentation and General Information (continued)

Goodwill is tested at least annually for impairment at the reporting unit level utilizing the market approach. In assessing the recoverability of goodwill and intangible assets, the Company utilizes the market approach and makes estimates based on assumptions regarding various factors to determine if impairment tests are met. The market approach utilizes valuation multiples based on operating data from publicly traded companies within the same industry. Multiples derived from guideline companies provide an indication of how much a market participant would be willing to pay for a company. These multiples are then applied to the Company's reporting units to arrive at an indication of value. This approach contains management's judgment, using appropriate and customary assumptions available at the time.

The Company performed its annual impairment test of goodwill in the fourth quarter of fiscal years 2023, 2022 and 2021 and determined that goodwill was not impaired.

Finite lived intangible assets are tested for potential impairment whenever events or changes in circumstances suggest that the carrying value of an asset may not be fully recoverable. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared to the asset's carrying amount to determine if there has been an impairment. The amount of an impairment is calculated as the difference between the fair value of the asset and the carrying value. Estimates of future undiscounted cash flows are based on management's view of growth rates for the related business, anticipated future economic conditions and estimates of residual values. Other intangible assets arise from business combinations and consist of customer relationships, customer backlog and trademarks that are amortized on a straight-line or accelerated basis over periods of up to five years.

All of the Company's finite-lived intangible assets were fully amortized in 2022.

Revenue Recognition

The Company generates substantially all of its revenue from providing professional services to its clients. The Company also generates revenue from software licenses, software support and maintenance and subscriptions to its executive and best practices advisory programs. A single contract could include one or multiple performance obligations. For those contracts that have multiple performance obligations, the Company allocates the total transaction price to each performance obligation based on its relative standalone selling price. The Company determines the standalone selling price based on the respective selling price of the individual elements when sold separately.

Revenue is recognized when control of the goods and services provided are transferred to the Company's customers, in an amount that reflects the consideration it expects to be entitled to in exchange for those goods and services using the following steps: 1) identify the contract, 2) identify the performance obligations, 3) determine the transaction price, 4) allocate the transaction price to the performance obligations in the contract, and 5) recognize revenue as or when the Company satisfies the performance obligations.

The Company typically satisfies its performance obligations for professional services over time as the related services are provided. The performance obligations related to software support, maintenance and subscriptions to its executive and best practice advisory programs are typically satisfied evenly over the course of the service period. Other performance obligations, such as software licenses, are satisfied at a point in time.

The Company generates revenue under four types of billing arrangements: fixed-fee (including software license revenue); time-and-materials; executive and best practice advisory services; and software sales and software maintenance and support.

In fixed-fee billing arrangements, which would also include contracts with capped fees, the Company agrees to a pre-established fee or fee cap in exchange for a predetermined set of professional services. The Company sets the fees based on its estimates of the costs and timing for completing the engagements. The Company generally recognizes revenue under fixed-fee or capped fee arrangements using a proportionate performance approach, which is based on work completed to-date as compared to estimates of the total services to be provided under the engagement. Estimates of total engagement revenue and cost of services are monitored regularly during the term of the engagement. If the Company's estimates indicate a potential loss, such loss is recognized in the period in which the loss first becomes probable and reasonably estimable. The customer is invoiced based on the contractual agreement between the parties, typically bi-weekly, monthly or milestone driven, with net thirty-day terms, however client terms are subject to change.

Time-and-material billing arrangements require the client to pay based on the number of hours worked by the Company's consultants at agreed upon hourly rates. The Company recognizes revenue under time-and-material arrangements as the related services or goods are provided, using the right to invoice practical expedient which allows it to recognize revenue in the amount based on the number of hours worked and the agreed upon hourly rates. The customer is invoiced based on the contractual agreement between the parties, typically bi-weekly, monthly or milestone driven, with net thirty-day terms, however client terms are subject to change.

1. Basis of Presentation and General Information (continued)

Advisory services contracts are typically in the form of a subscription agreement which allows the customer access to the Company's executive and best practice advisory programs. There is typically a single performance obligation and the transaction price is the contractual amount of the subscription agreement. Revenue from advisory services contracts is recognized ratably over the life of the agreements. Customers are typically invoiced at the inception of the contract, with net thirty-day terms, however client terms are subject to change.

The resale of on-premise software, cloud software and maintenance contracts are in the form of SAP America ("SAP") software or maintenance agreements provided by SAP. SAP is the principal and the Company is the agent in these transactions as the Company does not obtain title to the software and maintenance which is sold simultaneously. The transaction price is the Company's agreed-upon percentage of the software sale for either on-premise software or cloud software or maintenance amount in the contract with the vendor. Revenue for the resale of software is recognized upon contract execution and customer's receipt of the software. The Company also provides software maintenance on other ERP systems, primarily Oracle. Revenue from maintenance contracts is recognized ratably over the life of the agreements. The customer is typically invoiced at contract inception, with net thirty-day terms, however client terms are subject to change.

Revenue before reimbursements excludes reimbursable expenses charged to clients. Reimbursements, which include travel and out-of-pocket expenses, are included in revenue, and an equivalent amount of reimbursable expenses is included in cost of service.

The payment terms and conditions in the Company's customer contracts vary. The agreements entered into in connection with a project, whether time and materials-based or fixed-fee or capped-fee based, typically allow clients to terminate early due to breach or for convenience with 30 days' notice. In the event of termination, the client is contractually required to pay for all time, materials and expenses incurred by the Company through the effective date of the termination. In addition, from time to time the Company enters into agreements with its clients that limit its right to enter into business relationships with specific competitors of that client for a specific time period. These provisions typically prohibit the Company from performing a defined range of services which it might otherwise be willing to perform for potential clients. These provisions are generally limited to six to twelve months and usually apply only to specific employees or the specific project team.

Differences between the timing of billings and the recognition of revenue are recognized as either contract assets or contract liabilities in the accompanying consolidated balance sheets. Revenue recognized for services performed but not yet billed to clients are recorded as contract assets. Revenue recognized, but for which are not yet entitled to bill because certain events, such as the completion of the measurement period, are recorded as contract assets and included within contract assets. Client prepayments are classified as contract liabilities and recognized over future periods as earned in accordance with the applicable engagement agreement. See Note 3 for the accounts receivable and contract asset balances. During the 12 months ended December 29, 2023, the Company recognized $12.7 million of revenue as a result of changes in the contract liability balance, as compared to $13.1 million for the twelve months ended December 30, 2022.

Based on the information that management reviews internally for evaluating operating segment performance and nature, amount, timing, and uncertainty of revenue and cash flows affected by economic factors, the Company disaggregated revenue as follows for the years ended December 29, 2023, December 30, 2022 and December 31, 2021 (in thousands):

		Year Ended				
		December 29, 2023		December 30, 2022		December 31, 2021
Global S&BT:						
North America Consulting	$	144,960	$	143,956	$	122,607
International Consulting		26,967		25,704		23,617
Total Global S&BT	**$**	**171,927**	**$**	**169,660**	**$**	**146,224**
Oracle Solutions:						
Consulting and software support and maintenance	$	77,772	$	76,320	$	74,886
Total Oracle Solutions	**$**	**77,772**	**$**	**76,320**	**$**	**74,886**
SAP Solutions:						
Consulting and software support and maintenance	$	41,324	$	40,729	$	47,391
Software license sales		5,567		7,033		10,308
Total SAP Solutions	**$**	**46,891**	**$**	**47,762**	**$**	**57,699**
Total segment revenue	**$**	**296,590**	**$**	**293,742**	**$**	**278,809**

1. Basis of Presentation and General Information (continued)

Capitalized Sales Commissions

Sales commissions earned by the Company's sales force are considered incremental and recoverable costs of obtaining a contract with a customer. These costs are deferred and then amortized as project revenue is recognized. The Company determined the period of amortization by taking into consideration the customer contract period, which is generally less than 12 months. Commission expense is included in Selling, General and Administrative Costs in the accompanying consolidated statements of operations.

As of December 29, 2023 and December 30, 2022, the Company had $1.7 million, and $1.5 million, respectively, of deferred commissions, of which $1.1 million was amortized during both the 12 months ended December 29, 2023 and December 30, 2022.

Practical Expedients

The Company does not disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less. The Company does not assess whether a contract has a significant financing component if the expectation at contract inception is such that the period between payment by the customer and the transfer of the promised goods or services to the customer will be less than one year.

Sales tax collected from customers and remitted to the applicable taxing authorities is accounted for on a net basis, with no impact on revenue.

Expense reimbursements that are billable to clients are included in total revenue and are substantially all billed as time-and-material billing arrangements. Therefore, the Company recognizes all reimbursable expenses as revenue as the related services are provided, using the right to invoice practical expedient. Reimbursable expenses are recognized as expenses in the period in which the expense is incurred. Any expense reimbursements that are billable to clients under fixed-fee billing arrangements are recognized in line with the proportionate performance approach.

Stock Based Compensation

The Company recognizes compensation expense for awards of equity instruments to employees based on the grant-date fair value of those awards, with limited exceptions, over the requisite service period.

Restructuring Reserves

Restructuring reserves reflect judgments and estimates of the Company's ultimate costs of severance, closure and consolidation of facilities and settlement of contractual obligations under its operating leases, including sublease rental rates, absorption period to sublease space and other related costs. The Company reassesses the reserve requirements to complete each individual plan under the restructuring programs at the end of each reporting period. If these estimates change in the future or actual results differ from the Company's estimates, additional charges may be required.

Income Taxes

Deferred tax assets and liabilities are determined based on differences between the financial reporting carrying values and tax bases of assets and liabilities and are measured by using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to reverse. Deferred income taxes also reflect the impact of certain state operating loss and tax credit carryforwards. A valuation allowance is provided if the Company believes it is more likely than not that all or some portion of the deferred tax asset will not be realized. An increase or decrease in the valuation allowance, if any, that results from a change in circumstances, and which causes a change in the Company's judgment about the realizability of the related deferred tax asset, is included in the tax provision.

The Company utilized a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. The Company reports penalties and tax-related interest expense as a component of income tax expense.

THE HACKETT GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation and General Information (continued)

Net Income per Common Share

Basic net income per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period. With regards to common stock subject to vesting requirements and restricted stock units issued to employees, the calculation includes only the vested portion of such stock.

The potential issuance of common shares upon the exercise, conversion or vesting of unvested restricted stock units, common stock subject to vesting, stock options and stock appreciation right units ("SARs"), as calculated under the treasury stock method, may be dilutive. Diluted net income per share is computed by dividing the net income by the weighted average number of common shares outstanding and will increase by the assumed conversion of other potentially dilutive securities during the period.

The following table reconciles basic and diluted weighted average shares:

	Year Ended		
	December 29, 2023	December 30, 2022	December 31, 2021
Basic weighted average common shares outstanding	27,170,039	31,399,813	30,021,097
Effect of dilutive securities:			
Unvested restricted stock units and common stock subject to vesting requirements issued to employees	466,574	555,483	529,535
Common stock issuable upon the exercise of stock options and SARs	—	6,445	2,331,976
Dilutive weighted average common shares outstanding	27,636,613	31,961,741	32,882,608

Approximately 2 thousand shares of common stock equivalents were excluded from the computations of diluted net income per common share for both of the years ended December 29, 2023 and December 30, 2022, respectively, as inclusion would have had an anti-dilutive effect on diluted net income per common share.

Concentration of Credit Risk

The Company provides services primarily to Global 2000 companies and other sophisticated buyers of business consulting and information technology services. The Company performs ongoing credit evaluations of its major customers and maintains reserves for potential credit losses. In 2023 one customer accounted for 6% of total revenue, in 2022 one customer accounted for 7% of total revenue, all of which was included in the Global S&BT segment, and in 2021 no customer accounted for more than 5% of total revenue.

Management's Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Other Comprehensive Income

The Company reports its comprehensive income in accordance with FASB ASC Topic 220, *Comprehensive Income,* which establishes standards for reporting and presenting comprehensive income and its components in a full set of financial statements. Other comprehensive income consists of net income and currency translation adjustments.

Segment Reporting

Segments are defined as components of a company that engage in business activities from which they may earn revenues and incur expenses, and for which separate financial information is available and is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company assessed its operating segments under the management approach in accordance with ASC 280, Segment Reporting (ASC 280) and has determined that it has three operating segments: Global S&BT, Oracle Solutions and SAP Solutions which are also its reportable segments. See Note 15 "Segment Information and Geographic Data" for detailed segment information.

1. Basis of Presentation and General Information (continued)

Recent Accounting Pronouncements

In November 2023, accounting guidance was issued that requires additional disclosures of reportable segment information. The guidance requires that public entities disclose, on an annual and interim basis (1) significant segment expenses that are regularly provided to the chief operating decision maker ("CODM") and included within each reported measure of segment profit or loss, (2) an amount for other segment items by reportable segment and a description of its composition, (3) provide all annual disclosures about a reportable segment's profit or loss and assets currently required by Topic 280 in interim periods, (4) clarify that if the CODM uses more than one measure of a segment's profit or loss in assessing segment performance and deciding how to allocate resources, a public entity may report one or more of those additional measures of segment profit; at least one of the reported segment profit or loss measures should be the measure that is most consistent with the measurement principles used in measuring the corresponding amounts in the public entity's consolidated financial statements, (5) the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and in deciding how to allocate resources, and (6) if a public entity has a single reportable segment to provide all the disclosures required by the amendments in this update and all existing segment disclosures in Topic 280. The amendments in this update do not change how operating segments are identified or aggregated nor how the quantitative thresholds are applied to determine its reportable segments. The amendments in this update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments in this update should be applied retrospectively to all prior periods presented in the financial statements. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption. The Company is currently evaluating the impact the adoption of this accounting standard update will have on its footnote disclosures, however the Company does not believe this accounting standard update will have material impact on the Company's financial position, results of operations and cash flows.

Reclassifications

Certain prior period amounts in the consolidated financial statements, and notes thereto, have been reclassified to conform to current year presentation with no effect on net income or shareholder's equity.

2. Fair Value Measurement

The Company's financial instruments consist of cash, accounts receivable and contract assets, accounts payable, accrued expenses and other liabilities, contract liabilities and long-term debt. As of December 29, 2023 and December 30, 2022, the carrying amount of each financial instrument approximated the instrument's respective fair value due to the short-term nature and maturity of these instruments.

The Company uses significant other observable market data or assumptions (Level 2 inputs as defined in accounting guidance) that it believes market participants would use in pricing debt. The fair value of the debt approximated the carrying amount, using Level 2 inputs, due to the short-term variable interest rates based on market rates.

3. Accounts Receivable and Contract Assets, Net

Accounts receivable and contract assets, net, consists of the following (in thousands):

	December 29, 2023	December 30, 2022
Accounts receivable	$ 35,640	$ 28,913
Contract assets (unbilled revenue)	17,545	20,319
Allowance for doubtful accounts	(1,072)	(856)
	$ 52,113	$ 48,376

Accounts receivable as of December 29, 2023 and December 30, 2022, is net of uncollected advanced billings. Contract assets as of December 29, 2023 and December 30, 2022 includes recognized recoverable costs and accrued profits on contracts for which billings had not been presented to clients.

4. Property and Equipment, net

	December 29, 2023	December 30, 2022
Equipment	$ 2,346	$ 4,346
Software	33,444	29,594
Furniture and fixtures	18	18
	35,808	33,958
Less accumulated depreciation	(15,764)	(14,599)
	$ 20,044	$ 19,359

Depreciation expense for the years ended December 29, 2023, December 30, 2022, and December 31, 2021 was $3.4 million, $3.3 million and $3.4 million, respectively, and is included in selling, general and administrative costs in the accompanying consolidated statements of operations.

5. Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consist of the following (in thousands):

	December 29, 2023	December 30, 2022
Accrued compensation and benefits	$ 9,162	$ 9,320
Accrued bonuses	8,246	12,171
Dividend payable	2,997	2,997
Accrued sales, use, franchise and VAT tax	2,862	2,572
Non-cash stock compensation accrual	408	1,241
Other accrued expenses	3,126	2,652
Total accrued expenses and other liabilities	$ 26,801	$ 30,953

6. Restructuring and Asset Impairment Charge and Settlements

During 2020, the Company recorded restructuring charges of $10.5 million, of which $5.7 million was primarily related to the reduction of staff in the U.S. and Europe due to the impact of the pandemic and $4.8 million of which primarily related to real estate leases. In consideration of the pandemic and the changing nature of the Company's use of office space for its workforce, the Company evaluated its existing office space utilization and made the decision to completely or partially abandon certain leased office spaces. As a result, the Company recorded restructuring charges of $4.8 million, primarily relating to the impairment of certain lease right-of-use assets, property, equipment and leasehold improvements and other real estate related costs. See Note 7 for further discussion.

In 2022, the Company recorded the settlement of the restructuring charge and asset impairments of $0.7 million related to the settlement of lease right-of use assets.

7. Lease Commitments

The Company has operating leases for office space and, to a much lesser extent, operating leases for equipment. The Company's office leases are between terms of 1 year and 5 years. Rents usually increase annually in accordance with defined rent steps or are based on current year consumer price index adjustments. Some of the lease agreements contain one or more of the following provisions or clauses: tenant allowances, rent holidays, lease premiums, and rent escalation clauses. There are typically no purchase options, residual value guarantees or restrictive covenants. When renewal options exist, the Company generally does not deem them to be reasonably certain to be exercised, and therefore the amounts are not recognized as part of our lease liability nor our right-of use-asset.

The weighted average remaining lease term is 2.8 years. The weighted average discount rate utilized is 4%. The discount rates applied to each lease, reflects the Company's estimated incremental borrowing rate. This includes an assessment of the Company's credit rating to determine the rate that the Company would have to pay to borrow, on a collateralized basis for a similar term, an

7. Lease Commitments (continued)

amount equal to the Company's lease payments in a similar economic environment. For the twelve months ended December 29, 2023, the Company paid $1.4 million from operating cash flows for operating leases.

The Company has operating lease agreements for its premises that expire on various dates through July 2028. Lease expense for the years ended December 29, 2023, December 30, 2022, and December 31, 2021 was $1.1 million, $1.2 million and $1.0 million, respectively. The components of lease expense during the fiscal years ended December 29, 2023, December 30, 2022, and December 31, 2021, all related to operating lease costs.

Future minimum lease commitments under non-cancelable operating leases as of December 29, 2023, are as follows (in thousands):

	Rental Payments
2024	$ 1,083
2025	260
2026	222
2027	228
2028	137
Total lease payments	1,930
Less imputed interest	(107)
Total	$ 1,823

As of December 29, 2023, the Company does not have any additional operating leases that have not yet commenced that create significant rights and obligations for the Company.

8. Credit Facility

On April 3, 2020, the Company amended its Credit agreement with Bank of America, N.A. to extend the maturity date to November 30, 2022. The amendment also increased the interest payable on outstanding loans in respect to a revolving line of credit by an additional per annum rate of 0.50% and provided for a LIBOR floor of 75 basis points. The borrowing capacity remained at $45.0 million until maturity and no draws were made.

On November 7, 2022, the Company entered into a third amended and restated credit agreement (the "Credit Agreement") with Bank of America, N.A., as administrative agent, and the lenders party thereto, pursuant to which the lenders agreed to amend and restate its existing credit agreement, in order to extend the maturity date of the revolving line of credit and provide the Company with an additional $55.0 million in borrowing capacity, for an aggregate amount of up to $100.0 million from time to time pursuant to a revolving line of credit (the "Credit Facility"). The Credit Facility matures on November 7, 2027.

The obligations of Hackett under the Credit Facility are guaranteed by active existing and future material U.S. subsidiaries of Hackett (the "U.S. Subsidiaries") and are secured by substantially all of the existing and future property and assets of Hackett and the U.S. Subsidiaries.

The interest rates per annum applicable to loans under the Credit Facility will be, at the Company's option, equal to either a base rate or a BSBY rate, plus an applicable margin percentage. The applicable margin percentage is based on the consolidated leverage ratio, as defined in the Credit Agreement. As of December 29, 2023, the applicable margin percentage was 1.50% per annum for the BSBY rate, and 0.75% per annum, in the case of base rate. As of December 29, 2023, the interest rate on the Company's outstanding debt was 6.9%, utilizing the BSBY margin percentage. The interest rate of the commitment fee as of December 29, 2023 was 0.125%. Interest payments are made on a monthly basis.

The Company is subject to certain covenants, including total consolidated leverage, fixed cost coverage, adjusted fixed cost coverage and liquidity requirements, each as set forth in the Credit Agreement, subject to certain exceptions. As of December 29, 2023, the Company was in compliance with all covenants.

8. Credit Facility (continued)

The Company incurred $14 thousand and $0.4 million of incremental debt issuance costs in 2023 and 2022, respectively, as a result of the Credit Agreement. As of December 29, 2023, the Company had $0.3 million of debt issuance costs remaining which will be amortized over the remaining life of the Credit Facility.

As of December 29, 2023, the Company had $33.0 million of outstanding debt, excluding $0.3 million of deferred debt costs, and as of December 30, 2022, the Company had $60.0 million of outstanding debt, excluding $0.3 million of deferred debt costs.

9. Income Taxes

The Company files federal income tax returns, as well as multiple state, local and foreign jurisdiction tax returns. A number of years may elapse before an uncertain tax position is audited and finally resolved. While it is often difficult to predict the final outcome or the timing of resolution on any particular uncertain tax position, the Company believes that its reserves for income taxes reflect the most probable outcome. The Company adjusts these reserves, as well as the related interest, in the light of changing facts and circumstances. The resolution of a matter would be recognized as an adjustment to the provision for income taxes and the effective tax rate in the period of resolution. The Company is no longer subject to examinations of its federal income tax returns by the Internal Revenue Service for years through 2019 and all significant state, local and foreign matters have been concluded for years through 2018.

The components of income before income taxes from continuing operations are as follows (in thousands):

	Year Ended		
	December 29, 2023	December 30, 2022	December 31, 2021
Domestic	$ 40,259	$ 48,020	$ 41,641
Foreign	5,768	7,084	4,740
Income from continuing operations before income taxes	$ 46,027	$ 55,104	$ 46,381

As a result of the tax deduction related to the exercise of the 2.9 million SARs in 2021, the Company had recorded an income tax benefit of $7.7 million, which resulted in a receivable balance of $3.4 million in prepaid expenses and other current assets on the consolidated balance sheet as of December 31, 2021.

The components of income tax expense from continuing operations are as follows (in thousands):

	Year Ended		
	December 29, 2023	December 30, 2022	December 31, 2021
Current tax expense			
Federal	$ 6,823	$ 9,782	$ 2,043
State	2,214	3,416	663
Foreign	1,474	1,584	654
	10,511	14,782	3,360
Deferred tax expense (benefit)			
Federal	985	49	765
State	470	(99)	303
Foreign	(90)	(430)	401
	1,365	(480)	1,469
Income tax expense from continuing operations	$ 11,876	$ 14,302	$ 4,829

9. Income Taxes (continued)

A reconciliation of the federal statutory tax rate with the effective tax rate from continuing operations is as follows:

	Year Ended		
	December 29, 2023	December 30, 2022	December 31, 2021
U.S. statutory income tax expense rate	21.0 %	21.0 %	21.0 %
State income taxes, net of federal income tax expense	4.6	4.8	1.6
Valuation reduction	—	(0.3)	0.1
Meals and entertainment	0.2	—	—
Foreign rate differential	0.3	0.1	0.3
Share based compensation	(1.1)	(1.0)	(13.2)
Foreign exchange loss	0.2	(0.2)	(0.1)
Other, net	0.6	1.6	0.7
Effective tax rate	25.8 %	26.0 %	10.4 %

The components of the net deferred income tax asset (liability) are as follows (in thousands):

	Year Ended	
	December 29, 2023	December 30, 2022
Deferred income tax assets:		
Allowance for doubtful accounts	$ 281	$ 224
Net operating loss and tax credits carryforward	2,940	2,902
Accrued expenses and other liabilities	4,497	5,804
	7,718	8,930
Valuation allowance	(1,461)	(1,463)
	6,257	7,467
Deferred income tax liabilities:		
Depreciation	(3,381)	(3,847)
Tax over book amortization on goodwill and intangibles	(10,834)	(10,316)
Other items	(160)	(181)
	(14,375)	(14,344)
Net deferred income tax liability	$ (8,118)	$ (6,877)

As of December 29, 2023, the Company had $0.8 million of U.S. state net operating loss carryforwards. Additionally, as of December 29, 2023, the Company had $8.4 million of foreign net operating loss carryforwards primarily from operations in the United Kingdom, Germany, France and Australia. A portion of the foreign net operating losses may be carried forward indefinitely.

The liability method of accounting for deferred income taxes requires a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. In determining the need for valuation allowances the Company considers evidence such as history of losses and general economic conditions. As of December 29, 2023 and December 30, 2022 the Company had a valuation allowance in both periods of $1.5 million to reduce deferred income tax assets, primarily related to foreign net operating loss carryforwards, to the amounts expected to be realized.

The undistributed earnings in foreign subsidiaries as of December 29, 2023, was approximately $8.1 million. The Company has historically reinvested its foreign earnings abroad indefinitely and continues to reinvest future earnings abroad.

Penalties and tax-related interest expense are reported as a component of income tax expense. For the years ended December 29, 2023, December 30, 2022, and December 31, 2021 the total amount of accrued income tax-related interest and penalties was $50 thousand, $192 thousand and $179 thousand, respectively.

The Company prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

9. Income Taxes (continued)

The following table sets forth the detail and activity of the ASC 740 liability during the years ended December 29, 2023 and December 30, 2022 (in thousands):

	Year Ended	
	December 29, 2023	December 30, 2022
Beginning balance	$ 450	$ 437
Additions based on tax positions	4	13
Reduction for prior year tax deductions	(234)	—
Ending balance	$ 220	$ 450

As of December 29, 2023 and December 30, 2022 the ASC 740-10, "Accounting for Uncertainty in Income Taxes", liability of $0.2 million and $0.5 million, respectively, was classified as a current liability and included in accrued expenses and other liabilities in the accompanying consolidated balance sheets.

The Company does not believe there will be any material changes in its unrecognized tax positions over the next twelve months. The reversal of ASC 740-10 tax liabilities as of December 29, 2023 and December 30, 2022 would have a favorable impact on the effective tax rate in future period.

10. Stock Based Compensation

Stock Plan

Total share-based compensation included in net income for the years ended December 29, 2023, December 30, 2022, and December 31, 2021 is as follows:

	Year Ended		
	December 29, 2023	December 30, 2022	December 31, 2021
Restricted stock units	$ 10,714	$ 10,252	$ 9,716
Common stock subject to vesting requirements	10	15	406
	$ 10,724	$ 10,267	$ 10,122

The number of shares available for future issuance under the Company's stock plans as of December 29, 2023 were 2.3 million. The Company issues new shares as they are required to be delivered under the plan.

Stock Options and SARs

The Company has granted stock options to employees and directors of the Company at exercise prices equal to the fair value of the stock at the date of grant. The options generally vested ratably over four years, based on continued employment, with a maximum term of ten years. The Company did not have any stock options outstanding during 2023. Stock option activity under the Company's stock option plans for the years ended December 30, 2022 and December 31, 2021, are summarized as follows:

	December 30, 2022		December 31, 2021	
	Option Shares	Weighted Average Exercise Price	Option Shares	Weighted Average Exercise Price
Outstanding at beginning of year	30,000	$ 4.00	180,000	$ 4.00
Exercised	(30,000)	4.00	(150,000)	4.00
Outstanding at end of year	—	$ -	30,000	$ 4.00
Exercisable at end of year	—	$ -	30,000	$ 4.00

The intrinsic value of the options that were exercised in 2022 and 2021 was $0.6 million and $2.4 million, respectively.

10. Stock Based Compensation (continued)

All of the Company's outstanding SARs were exercised in December 2021. As a result of the tax deduction related to the exercise of the 2.9 million SARs in 2021, the Company had recorded an income tax benefit of $7.7 million, which resulted in a receivable balance of $3.4 million in prepaid expenses and other current assets on the consolidated balance sheet as of December 31, 2021. The intrinsic value of the SARs that were exercised in 2021 was $46.1 million.

There are no outstanding SARs as of December 29, 2023 and December 30, 2022.

Restricted Stock Units

Under the Company stock plan, participants may be granted restricted stock units, each of which represents a conditional right to receive a common share in the future. The restricted stock units granted under this plan generally vest over one of the following vesting schedules: (1) a four -year period, with 50% vesting on the second anniversary and 25% of the shares vesting on the third and fourth anniversaries of the grant date, (2) a four -year period, with 25% vesting on the first, second, third and fourth anniversary, (3) a three -year period with 33% vesting on the first, second and third anniversary, or (4) a one-year period with 100% vest on the first anniversary. Upon vesting, the restricted stock units will convert into an equivalent number of shares of common stock. The amount of expense relating to the restricted stock units is based on the closing market price of the Company's common stock on the date of grant and is amortized on a straight-line basis over the applicable requisite service period. Restricted stock unit activity for the year ended December 29, 2023, was as follows:

	Number of Restricted Stock Units	Weighted Average Grant-Date Fair Value
Nonvested balance as of December 30, 2022	1,212,902	17.85
Granted	590,286	21.40
Vested	(562,945)	17.34
Forfeited	(35,461)	18.91
Nonvested balance as of December 29, 2023	1,204,782	$ 19.82

The Company recorded restricted stock units-based compensation expense of $10.7 million, $10.3 million and $9.7 million in 2023, 2022, and 2021 respectively, which is included in stock compensation expense, based on the vesting provisions of the restricted stock units and the fair value of the stock on the grant date. As of December 29, 2023, there was $12.1 million of total restricted stock unit compensation expense related to the unvested awards not yet recognized, which is expected to be recognized over a weighted average period of 2.1 years. The Company accounts for certain restricted stock units under liability accounting as a result of the fixed monetary amount and a variable number of shares that will be issued.

Common Stock Subject to Vesting Requirements

Shares of common stock subject to vesting requirements were issued to certain employees of a 2017 acquisition. These shares vested over a period of four years. Compensation expense was based on the fair value of the Company's common stock at the time of grant and is recognized on a straight-line basis. As of December 30, 2022, the Company had 1,318 of these shares outstanding at a grant date fair value of $16.17. These shares vested in the fourth quarter of 2023 and no shares of common stock subject to vesting requirements are outstanding as of December 29, 2023.

The Company recorded compensation expense of $10 thousand, $15 thousand and $0.4 million in 2023, 2022 and 2021, respectively, related to common stock subject to vesting requirements.

11. Shareholders' Equity

Employee Stock Purchase Plan

Effective July 1, 1998, the Company adopted an Employee Stock Purchase Plan to provide substantially all employees who have completed three months of service as of the beginning of an offering period an opportunity to purchase shares of its common stock through payroll deductions. Purchases on any one grant are limited to 10% of eligible compensation. Shares of the Company's common stock may be purchased by employees at six-month intervals at 95% of the fair value on the last trading day of each six-month period. The aggregate fair value, determined as of the first trading date of the offering period, of shares purchased by an employee may not exceed $25,000 annually. In 2022, the Company's Board of Directors and the Company's shareholders approved an extension of the Employee Stock Purchase Plan to July 1, 2028 and added an additional 250,000 shares of common stock. As of December 29, 2023, a total of 197,779 shares of common stock were available for purchase under the plan. For plan years 2023, 2022 and 2021, 43,668 shares, 40,622 shares and 41,504 shares, respectively, were issued for total proceeds of $0.9 million in 2023 and $0.8 million in both 2022 and 2021.

Treasury Stock and Tender Offer

On July 30, 2002, the Company announced that its Board of Directors approved the repurchase of up to 5.0 million of the Company's common stock through its share repurchase program. Since the inception of the repurchase plan, the Board of Directors has approved the repurchase of $287.2 million of the Company's common stock, $120.0 million of which was approved in 2022. As of December 29, 2023, the Company had affected cumulative purchases under the plan of $273.2 million, leaving $13.9 million available for future purchases.

In December 2022 the Company completed the tender offer through which 4.9 million shares were accepted for purchase for a total cost, inclusive of transaction related fees, of $116.0 million, or $23.72 per share, which represented 15% of the Company's issued and outstanding stock at the time. The Company used $60.0 million in borrowings from its Credit Facility and cash on hand to fund the tender offer as discussed in Note 8.

During 2023 and 2022, the Company repurchased 37 thousand and 4.9 million shares of its common stock, respectively, at an average price per share of $18.96 and $23.69, respectively, for a total cost of $0.7 million and $116.6 million, respectively. As of December 29, 2023 and December 30, 2022 the Company had repurchased under the plan inception to date 33.2 million shares of its common stock, at an average price of $8.22 per share and $8.21 per share, respectively. The shares repurchased in 2023 were repurchased from members of the Company's Board of Directors for $0.7 million or $18.96 per share. In 2022, in addition to the shares tendered under the tender offer, the Company repurchased 31 thousand shares of its common stock from members of its Board of Directors for $0.6 million or $20.50 per share. The proceeds from the sale of these shares were used in part to cover estimated tax liabilities associated with previously vested restricted stock units.

There is no expiration of the authorization. Under the repurchase plan, the Company may buy back shares of its outstanding stock from time to time either on the open market or through privately negotiated transactions, subject to market conditions and trading restrictions. The Company holds repurchased shares of its common stock as treasury stock and accounts for treasury stock under the cost method.

Shares purchased under the repurchase plan do not include shares withheld to satisfy withholding tax obligations. These withheld shares are never issued and in lieu of issuing the shares, taxes were paid on the employee's behalf. In 2023, 174 thousand shares were withheld and not issued for a cost of $3.8 million bringing the total cumulative cash used to repurchase stock in 2023 to $4.5 million. In 2022, 164 thousand shares were withheld and not issued for a cost of $3.2 million bringing the total cumulative cash used to repurchase stock in 2022 to $119.8 million. The shares withheld for taxes are included under issuance of common stock in the accompanying consolidated statements of shareholders' equity.

Dividends

In December 2012, the Company announced an annual dividend of $0.10 per share to be paid semi-annually. In 2021, the Company increased the annual dividend to $0.40 per share to be paid on a quarterly basis which resulted in aggregate dividends of $12.9 million paid to shareholders on April 8, 2021, July 9, 2021, October 8, 2021, and December 30, 2021. In 2022, the Company increased the annual dividend to $0.44 per share to be paid on a quarterly basis which resulted in aggregate dividends of $13.4 million paid to shareholders on April 8, 2022, July 8, 2022, October 6, 2022, and January 6, 2023. In 2023, the Company declared four quarterly dividends to be paid on a quarterly basis which resulted in aggregate dividends of $12.0 million paid to shareholders on April 7, 2023, July 7, 2023, October 6, 2023, and January 5, 2024. These dividends were paid from U.S. domestic sources and are accounted for as an increase to accumulated deficit. Subsequent to December 29, 2023, the Company declared its first quarterly dividend for 2024 of $0.11 per share for shareholders of record on March 22, 2024, to be paid on April 5, 2024.

12. 401(k) Plan

The Company maintains a 401(k) plan covering all eligible employees. Subject to certain dollar limits, eligible employees may contribute up to 15% of their pre-tax annual compensation to the plan. The Company may make discretionary contributions on an annual basis. The Company makes matching contributions of 40% of employee eligible contributions up to 6% of their gross salaries. The Company's matching contributions were $0.8 million, $0.9 million and $0.8 million in 2023, 2022 and 2021, respectively.

13. Transactions with Related Parties

During the year ended December 29, 2023, the Company repurchased 37 thousand shares of the Company's stock from members of its Board of Directors for a total cost of $0.7 million, or $18.96 per share. During the year ended December 30, 2022, the Company repurchased 31 thousand shares of the Company's stock from members of its Board of Directors for a total cost of $0.6 million, or $20.50 per share. Subsequent to the year ended December 29, 2023, the Company repurchased 43 thousand shares of the Company's stock from members of its Board of Directors for a total of $1.1 million, or $24.34 per share. The proceeds from the sale of these shares were used primarily to cover estimated tax liabilities associated with previously vested restricted stock units. See Note 11 for further details.

14. Litigation

The Company is involved in legal proceedings, claims, and litigation arising in the ordinary course of business not specifically discussed herein. In the opinion of management, the final disposition of such matters will not have a material adverse effect on the Company's consolidated financial position, cash flows or results of operations.

In May 2023, Gartner, Inc. ("Gartner") filed a lawsuit seeking a preliminary injunction and damages against the Company and two ex-Gartner employees that were hired by the Company. On February 17, 2024, the Company, Gartner and the two ex-Gartner employees entered into a settlement agreement whereby the Company made a settlement payment of $985,000 to Gartner, Inc. in exchange for a dismissal of the lawsuit and a release of all claims.

15. Segment Information and Geographical Data

Management has made the determination that it has three operating segments and three reportable segments: (1) Global S&BT, (2) Oracle Solutions, and (3) SAP Solutions. Global S&BT includes the results of the Company's strategic business consulting practices; Oracle Solutions includes the results of the Company's Oracle EPM/ERP and AMS practices; SAP Solutions includes the Company's SAP applications and related SAP service offerings.

The Company has presented the segment information for the twelve months ended December 29, 2023, December 30, 2022, and December 31, 2021, respectively. The SAP Solutions reportable segment is the only segment that contains software license sales.

The measurement criteria for segment profit or loss are substantially the same for each reportable segment, excluding any unusual or infrequent items, if any. Segment profit consists of the revenues generated by a segment, less operating expenses that are incurred directly by the segment. Unallocated costs include corporate costs related to administrative functions that are performed in a centralized manner that are not attributable to a particular segment. Segment information related to assets has been omitted as the CODM does not receive discrete financial information regarding assets at the segment level.

15. Segment Information and Geographical Data (continued)

The tables below set forth information about the Company's operating segments for the years ended December 29, 2023, December 30, 2022 and December 31, 2021 along with the items necessary to reconcile the segment information to the totals reported in the accompanying consolidated financial statements (in thousands):

| | | Year Ended | | | |
	December 29, 2023		December 30, 2022		December 31, 2021
Global S&BT:					
Total revenue*	$	171,927	$	169,660	$ 146,224
Segment profit		54,366		61,319	49,321
Oracle Solutions:					
Total revenue*	$	77,772	$	76,320	$ 74,886
Segment profit		18,060		15,335	15,662
SAP Solutions:					
Total revenue*	$	46,891	$	47,762	$ 57,699
Segment profit		11,925		12,827	18,843
Total Company:					
Total revenue*	$	296,590	$	293,742	$ 278,809
Total segment profit	$	84,351	$	89,481	$ 83,826
Items not allocated to segment level:					
Corporate general and administrative expenses**		19,766		21,180	22,840
Non-cash stock based compensation expense		10,724		10,267	10,122
Acquisition-related compensation expense		-		-	11
Depreciation and amortization		3,421		3,437	4,377
Restructuring and asset impairment (settlement) charge		-		(651)	-
Legal settlement and related costs		1,178		-	-
Interest expense, net		3,235		144	95
Income from continuing operations before taxes	$	46,027	$	55,104	$ 46,381

*Total revenue includes reimbursable expenses, which are project travel-related expenses passed through to a client with no associated operating margin.
**Corporate general and administrative expenses primarily include costs related to business support functions including accounting and finance, human resources, legal, information technology and office administration. Corporate general and administrative expenses exclude one-time, non-recurring expenses and benefits.

The tables below set forth information on the Company's geographical data. Total revenue, which is primarily based on the country of the contracting entity, was attributed to the following geographical areas (in thousands):

| | | Year Ended | | | |
	December 29, 2023		December 30, 2022		December 31, 2021
Revenue:					
United States	$	251,012	$	253,935	$ 244,499
Europe		28,648		23,866	20,627
Other (Australia, Canada, India and Uruguay)		16,930		15,941	13,683
Total Revenue	$	296,590	$	293,742	$ 278,809

15. Segment Information and Geographical Data (continued)

Long-lived assets are attributed to geographic areas as follows (in thousands):

	December 29, 2023	December 30, 2022
Long-lived assets:		
North America	$ 91,065	$ 89,705
Europe	14,481	13,640
Other (Australia, Canada, India and Uruguay)	444	482
Total long-lived assets	$ 105,990	$ 103,827

As of December 29, 2023 and December 30, 2022 foreign assets included $14.3 million and $13.5 million, respectively, of goodwill related to acquisitions.

16. Quarterly Financial Information (unaudited)

The following tables present unaudited supplemental quarterly financial information for the years ended December 29, 2023 and December 30, 2022 (in thousands, except per share data):

	Quarter Ended			
	March 31, 2023	June 30, 2023	September 29, 2023	December 29, 2023
Total revenue	$ 71,229	$ 77,102	$ 75,856	$ 72,403
Operating income	$ 11,252	$ 12,790	$ 13,743	$ 11,477
Income from continuing operations before income taxes	$ 10,393	$ 11,869	$ 12,929	$ 10,836
Net income	$ 8,161	$ 8,720	$ 9,420	$ 7,850
Basic net income per common share	$ 0.30	$ 0.32	$ 0.35	$ 0.29
Diluted net income per common share	$ 0.30	$ 0.32	$ 0.34	$ 0.28

	Quarter Ended			
	April 1, 2022	July 1, 2022	September 30, 2022	December 30, 2022
Total revenue	$ 75,664	$ 75,928	$ 72,033	$ 70,117
Operating income	$ 13,409	$ 14,181	$ 14,035	$ 13,623
Income from continuing operations before income taxes	$ 13,381	$ 14,153	$ 14,021	$ 13,549
Net income	$ 10,505	$ 10,215	$ 10,366	$ 9,716
Basic net income per common share	$ 0.33	$ 0.32	$ 0.33	$ 0.32
Diluted net income per common share	$ 0.33	$ 0.32	$ 0.32	$ 0.31

THE HACKETT GROUP, INC.
SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
YEARS ENDED DECEMBER 29, 2023, DECEMBER 30, 2022, AND DECEMBER 31, 2021
(in thousands)

Allowance for Doubtful Accounts	Balance at Beginning of Year	Charge to Revenue/ Expense	Write-offs/ (Reversals)	Balance at End of Year
Year Ended December 29, 2023	$ 856	258	(42)	$ 1,072
Year Ended December 30, 2022	$ 2,702	965	(2,811)	$ 856
Year Ended December 31, 2021	$ 605	2,068	29	$ 2,702

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934, as amended ("the Exchange Act"), is recorded, processed, summarized, and reported within the time periods specified in the SEC rules and forms, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), as appropriate, to allow for timely decisions regarding required disclosure.

The Company, under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by the Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the three months ended December 29, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in "Internal Control – Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as of and for the year ended December 29, 2023.

Based on our evaluation, utilizing the criteria set forth in "Internal Control – Integrated Framework issued by COSO in 2013," our management concluded that our internal control over financial reporting was effective as of the end of the period covered by this Annual Report on Form 10-K.

The Company's independent registered certified public accounting firm has audited our internal control over financial reporting as of December 29, 2023, and has expressed an unqualified opinion thereon.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of The Hackett Group, Inc.

Opinion on the Internal Control Over Financial Reporting

We have audited The Hackett Group, Inc.'s (the Company) internal control over financial reporting as of December 29, 2023, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 29, 2023, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements of the Company and our report dated March 1, 2024, expressed an unqualified opinion.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ RSM US LLP

Coral Gables, Florida
March 1, 2024

ITEM 9B. OTHER INFORMATION

Rule 10b5-1 Trading Arrangements.

During the three months ended September 29, 2023, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information responsive to this Item is incorporated herein by reference to the Company's definitive proxy statement for the 2024 Annual Meeting of Shareholders.

ITEM 11. EXECUTIVE COMPENSATION

Information responsive to this Item is incorporated herein by reference to the Company's definitive proxy statement for the 2024 Annual Meeting of Shareholders.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information responsive to this Item is incorporated herein by reference to the Company's definitive proxy statement for the 2024 Annual Meeting of Shareholders.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information responsive to this Item is incorporated herein by reference to the Company's definitive proxy statement for the 2024 Annual Meeting of Shareholders.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information appearing under the caption "Fees Paid to Independent Accountants" in the proxy statement for the 2024 Annual Meeting of Shareholders is hereby incorporated by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as a part of this Form:

1. Financial Statements

The consolidated financial statements filed as part of this report are listed and indexed on page 28. Schedules other than those listed in the index have been omitted because they are not applicable or the required information has been included elsewhere in this report.

2. Financial Statement Schedules

Schedule II — Valuation and Qualifying Accounts and Reserves is included in this report. Schedules other than those listed in the index have been omitted because they are not applicable or the information required to be set forth therein is contained, or incorporated by reference, in the consolidated financial statements of The Hackett Group, Inc. or notes thereto.

3. Exhibits: See Index to Exhibits on page 58.

The Exhibits listed in the accompanying Index to Exhibits are filed or incorporated by reference as part of this report.

ITEM 16. FORM 10-K SUMMARY

None.

INDEX TO EXHIBITS

Exhibit No.	Exhibit Description
3.1	Second Amended and Restated Articles of Incorporation of the Registrant, as amended (incorporated herein by reference to the Registrant's Form 10-K for the year ended December 29, 2000).
3.2	Articles of Amendment of the Articles of Incorporation of the Registrant (incorporated herein by reference to the Registrant's Form 10-K for the year ended December 28, 2007).
3.3	Amended and Restated Bylaws of the Registrant, as amended (incorporated herein by reference to the Registrant's Form 10-K for the year ended December 29, 2000).
3.4	Amendment to Amended and Restated Bylaws of the Registrant (incorporated herein by reference to the Registrant's Form 8-K dated March 31, 2008).
3.5	Amendment to Amended and Restated Bylaws of the Registrant (incorporated herein by reference to the Registrant's Form 8-K dated January 21, 2015).
4.1	Description of the Registrant's Securities Registered under Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to the Registrant's Form 10-K for the year ended December 27, 2019).
10.1**	Registrant's 1998 Stock Option and Incentive Plan (Amended and Restated as of February 17, 2022) (incorporated herein by reference to the Registrant's Registration Statement on Form S-8 filed on December 23, 2022).
10.2**	Employee Stock Purchase Plan, as amended (incorporated herein by reference to the Registrant's Registration Statement on Form S-8 (File No. 333-108640)).
10.3**	Amendment No. 2 to Registrant's Employee Stock Purchase Plan (incorporated herein by reference to the Registrant's Form 10-K/A for the year ended December 30, 2005).
10.4**	Amendment No. 3 to Registrant's Employee Stock Purchase Plan (incorporated herein by reference to the Registrant's Registration Statement on Form S-8 filed on September 6, 2018).
10.5**	Amendment No. 4 to Registrant's Employee Stock Purchase Plan (incorporated herein by reference to the Registrant's Registration Statement on Form S-8 filed on December 23, 2022).
10.6**	Form of Employment Agreement entered into between the Registrant and Mr. Dungan (incorporated herein by reference to the Registrant's Form 10-K for the year ended December 28, 2001).
10.7**	Form of Employment Agreement entered into between the Registrant and each of Messrs. Fernandez, Frank and Knotts (incorporated herein by reference to the Registrant's Registration Statement on Form S-1 (File No. 333-48123)). (P)
10.8**	Amendment to Employment Agreement between the Registrant and Ted A. Fernandez (incorporated herein by reference to the Registrant's Form 10-Q for the quarter ended October 1, 2004).
10.9**	Amendment to Employment Agreement between the Registrant and David N. Dungan (incorporated herein by reference to the Registrant's Form 10-Q for the quarter ended October 1, 2004).
10.10**	Second Amendment to Employment Agreement between the Registrant and Ted A. Fernandez (incorporated herein by reference to the Registrant's Form 8-K dated June 16, 2005).
10.11**	Employment Agreement dated August 1, 2007 between the Registrant and Robert A. Ramirez (incorporated herein by reference to the Registrant's Form 10-Q for the quarter ended June 29, 2007).
10.12**	Third Amendment to Employment Agreement between the Registrant and Ted A. Fernandez (incorporated herein by reference to the Registrant's Form 8-K dated January 2, 2009).
10.13**	Third Amendment to Employment Agreement between the Registrant and David N. Dungan (incorporated herein by reference to the Registrant's Form 8-K dated January 2, 2009).
10.14**	Fourth Amendment to Employment Agreement between the Registrant and Ted A. Fernandez (incorporated herein by reference to the Registrant's Form 10-K for the year ended December 30, 2016).
10.15**	Fourth Amendment to Employment Agreement between the Registrant and David N. Dungan. (incorporated herein by reference to the Registrant's Form 10-K for the year ended December 30, 2016).

10.16	Third Amended and Restated Credit Agreement, dated November 7, 2022, among The Hackett Group, Inc., the material domestic subsidiaries of The Hackett, Inc. named on the signature pages there to and Bank of America, N.A., as administrative agent (incorporated herein by reference to the Registrant's Form 8-K dated November 8, 2022).
21.1*	Subsidiaries of the Registrant.
23.1*	Consent of RSM US LLP.
31.1*	Certification by CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification by CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32*	Certification Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1*	The Hackett Group, Inc. Compensation Recovery Policy.
101.INS***	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH***	Inline XBRL Taxonomy Extension Schema with embedded Linkbases Document.
104***	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Filed herewith
** Compensatory plan required to be filed as an exhibit pursuant to Item 15(b) of Form 10-K.
*** Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933 or Section 18 of the Securities Exchange Act of 1934 and otherwise are not subject to liability.
(p)   Paper exhibits.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida, on March 1, 2024.

THE HACKETT GROUP, INC.

By: /s/ Ted A. Fernandez
Ted A. Fernandez
Chief Executive Officer and Chairman of the Board

Pursuant to the requirements of the Securities Act of 1934, this Form 10-K has been signed by the following persons on behalf of the Registrant in the capacities and on the date indicated.

Signatures	Title	Date
/s/ Ted A. Fernandez Ted A. Fernandez	Chief Executive Officer and Chairman (Principal Executive Officer)	March 1, 2024
/s/ Robert A. Ramirez Robert A. Ramirez	Executive Vice President, Finance and Chief Financial Officer (Principal Financial and Accounting Officer)	March 1, 2024
/s/ David N. Dungan David N. Dungan	Chief Operating Officer and Director	March 1, 2024
/s/ Maria A. Bofill Maria Bofill	Director	March 1, 2024
/s/ Richard N. Hamlin Richard Hamlin	Director	March 1, 2024
/s/ John R. Harris John R. Harris	Director	March 1, 2024
/s/ Robert A. Rivero Robert A. Rivero	Director	March 1, 2024
/s/ Alan T. G. Wix Alan T. G. Wix	Director	March 1, 2024

[This Page Intentionally Left Blank]

[This Page Intentionally Left Blank]

BOARD OF DIRECTORS

Ted A. Fernandez

Chairman &
Chief Executive Officer
The Hackett Group, Inc.

David N. Dungan

Vice Chairman &
Chief Operating Officer
The Hackett Group, Inc.

Maria A. Bofill

Former Senior Financial
Executive
Produce Industry

Richard N. Hamlin

Retired Partner
KPMG LLP

John R. Harris

Former Chief
Executive Officer
eTelecare Global Services

Robert A. Rivero

Chief Executive Officer
RAR International Management Services, LLC
International Business Advisor

Alan T.G. Wix

Former Managing Director
of Core IT Services
Lloyds TSB Bank

TRANSFER AGENT

Computershare Investor Services

**First-Class/Registered/
Certified Mail**

Computershare Investor Services

P.O. Box 43006
Providence, RI 02940-3006

Courier Services

Computershare Investor Services
150 Royall Street
Suite 101
Canton, MA 02021

Shareholder Services

877-373-6374 (U.S. Canada, Puerto Rico)
781-575-2879 (non-US)

Website

www.computershare.com/investor

INDEPENDENT AUDITORS

RSM US LLP
Fort Lauderdale, Fl



"AI XPLR™ allows clients to discover the power of Gen AI to digitally transform their operations and achieve quantifiable, breakthrough results.

Ted A. Fernandez
Chairman & CEO
The Hackett Group, Inc.





1001 BRICKELL BAY DRIVE,
30TH FLOOR
MIAMI, FLORIDA 33131,
UNITED STATES

WWW.THEHACKETTGROUP.COM